03 SEP 22 AM 7:21

MIRGOR

Buenos Aires, september 15, 2003

Securities and Exchange Commiss[redacted]
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

03032107

SUPPL

Attention: Special Counsel, Office of International Corporation Finance

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the six month period of the fiscal year N° 33, ended on june 30, 2003, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

Lic Roberto G. Vazquez
President

9/22

Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Tel.: 4454-2800/20 - Fax: (54-11) 4454-2829
Planta: Einstein 1111 (9420) Río Grande - Tierra del Fuego - Tel.: 02964-432610

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR THE PERIOD BEGINNING

JANUARY 1, 2003, AND ENDED JUNE 30, 2003,

TOGETHER WITH THE LIMITED REVIEW

REPORT AND THE STATUTORY AUDIT COMMITTEE'S REPORT

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRPERSON

Lic. Roberto Gustavo Vázquez

VICE-CHAIRPERSON

Mr. José Luis Caputo

DIRECTORS

Mr. Pablo Plesko
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Bernard Clapaud
Mr. Jean Francois Vingre
Mr. Eduardo García Terán
Mr. Jorge Antonio Caputo

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

(Translation of the report originally issued in Spanish)

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. We have performed a limited review of the accompanying balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of June 30, 2003, and the related statements of income, changes in shareholders' equity and cash flows for the six-month period then ended. In addition, we have performed a limited review of the accompanying consolidated balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of June 30, 2003, and the related consolidated statements of income and cash flows for the six-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Company's Management.

2. Our review was performed in accordance with Technical Resolution No. 7 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) applicable to the limited review of interim financial statements. According to such standards, a limited review mainly consists in applying analytical procedures to accounting information and making inquiries of people in charge of accounting and financial issues. The scope of a review is substantially smaller than that of a financial statement audit, the purpose of which is to issue an opinion on the financial statements taken as a whole. Accordingly, we do not express such opinion.

3. As indicated in note 11 to the abovementioned financial statements, the Company carries taxes receivable and receivables from the Government, the recoverability of which is affected by the economic crisis mentioned in such note. In addition, the Company is currently implementing the agreements with financial institutions; such procedure has not concluded as of the issuance date of this report. The valuation and/or disclosure may differ from that indicated in the financial statements mentioned in paragraph (1).

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

4. As indicated in note 1 to the financial statements mentioned in paragraph (1), as of June 30, 2003, Interclima Sociedad Anónima -the Company's subsidiary- has not accrued income tax since it understands that the tax adjustment for inflation provided for in Income Tax Law should be applied taking into account current Argentine macroeconomic conditions. Had the adjustment for inflation not been made, Interclima Sociedad Anónima should have booked income tax liabilities amounting to about ARS 363,000.

5. As explained in Note 1 to the accompanying financial statements, and according to the regulations of the business associations enforcement agency, the Company has not accounted for the effects of the variations in the currency purchasing power occurred since March 1, 2003, as required by professional accounting standards effective in the City of Buenos Aires, Argentina. Had the effects of the variations been recognized, (a) the Company's shareholders' equity as of June 30, 2003, would have increased to approximately ARS 54,501,861 and the loss for the six-month period then ended would have increased to approximately ARS 2,233,254, and (b) all the items as of June 30, 2002, presented for comparative purposes, would have been restated by applying the adjustment coefficient for the period January through June 2003.

6. The Company has prepared its financial statements as of June 30, 2003, considering the changes in the methods required by the new accounting standards mentioned in note 1 to the accompanying financial statements. As explained in such note, the amounts in the financial statements as of June 30, 2002, presented for comparative purposes, have not been changed to conform them to the new accounting standards referred to above, which affects the comparability of the accompanying financial statements.

7. Based on our review, except as explained in paragraph 4 (a), we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph (1) for them to be presented in conformity with CNV (Argentine Securities Commission) regulations, and (b) except as explained in paragraph (5) as to the failure to recognize the effects of the variations in the currency purchasing power, to be in conformity with professional accounting standards effective in the City of Buenos Aires, Argentina. This statement should be read considering the uncertainties described above in paragraph 3, whose resolution cannot be determined to this reporting date.

8. Regarding the balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and cash flows of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary for the six-month period ended June 30, 2002, presented for comparative purposes, we report that:

   a) On March 10, 2003, we issued an audit report on the financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 31, 2002, with an except-for qualification due to the inconsistency in the method to value the subsidiary's income tax accrual and the qualifications for unresolved uncertainties due to the recoverability of taxes receivable and receivables from the Argentine Government and the renegotiation of financial payables. The accompanying financial statements of the Company and its subsidiary as of December 31, 2002, include the effects of the changes in the methods mentioned in paragraph (6), but do not consider the effects of currency purchasing power variations occurred as from March 1, 2003. We have not audited any financial statements as of any date and for any period subsequent to December 31, 2002.

   b) On August 23, 2002, we issued a limited review report for the financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary for the six-month period ended June 30, 2002, with qualifications for unresolved uncertainties due to the recoverability of tax credits and receivables from the Federal Government and the renegotiation of financial liabilities. Also, such financial statements were not changed by the Company's management to include the changes mentioned in paragraph (6) and do not consider the effects of the variations in the currency purchasing power occurred as from March 1, 2003.

9. In compliance with current regulations, we further report that:

   a) The financial statements mentioned in paragraph (1) are disclosed in the inventory and financial statements book.

   b) The financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of June 30, 2003, result from books kept, in their formal respects, pursuant to current regulations, except as indicated in note 10.

ERNST & YOUNG

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

c) The information contained in points (2) and (3) of the "Summary of events for the period ended June 31, 2003" submitted by the Company in compliance with CNV regulations derives from the accompanying financial statements as of June 31, 2003, and as of June 31, 2002, 2001, 2000, and 1999 (after its restatement in constant pesos as mentioned in note 1), not included herein, on which we based our limited review reports dated August 23, 2002, August 10, 2001, August 10, 2000 and August 10, 1999, respectively, to which we refer and should be read with this report as a whole. Such information for the periods ended June 30, 2002, 2001, 2000, and 1999, was not changed by the Company's management to include the changes mentioned in paragraph (6) and do not consider the effects of the variations in the currency purchasing power occurred as from March 1, 2003.

d) As of June 30, 2003, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Company's books, total ARS 148.635,06, none of which was due and payable as of that date.

Buenos Aires,
August 8, 2003

PISTRELLI, HENRY MARTIN, Y
ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. - R.A.P.U. Vol. I Fo. 13

Adolfo Lázara (Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. LXIX Fo. 174

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to of the articles of incorporation: August 22, 1997.

Expiry of the articles of incorporation: May 31, 2070

FISCAL YEAR No. 32 BEGINNING JANUARY 1, 2003,

SUMMARY OF EVENTS

For the period ended June 31, 2003
(Figures stated in pesos – see Note 1)

1. *OVERVIEW OF THE COMPANY'S ACTIVITIES DURING THE PERIOD*

The change in authorities occurred in the middle of the period did not result in any substantial modification to the economic operation bases.
Mr. Lavagna's continuity as Ministry of Economy was seen by the markets as a strong signal of policy acceptance by President Kirchner and the markets.
Unfortunately for the Argentine industrial sector, the structure of the Production Ministry was reabsorbed by the Ministry of Economy, which concerns the sector, considering the multiple outstanding issues to be addressed by Mr. Lavagna.
Although the economic figures allowed to meet the requirements set by the IMF, only now are conversations resuming to reach a long-term agreement. This will require important definitions on key issues, such as foreign debt rescheduling, rates of privatized utilities, federal revenue sharing and compensations to banks, among others.
How these issues are settled will determine the future performance of economic agents over the coming years.
In this context, vehicle manufacturing grew by 10.4% as compared to the first half of the prior year. This increase is still very insignificant to start anticipating an industry recovery, especially if compared to the average of the first halves of the last 6 years. A 42% decline is noted in such comparison.

The most significant reason for this situation is the weak domestic demand that increased by 17% as compared to the same period of 2002, but fell 58% as compared to the average of the first halves of the last 6 years.

These amounts are sound in a context where vehicles have become very expensive in relative terms and in which consumers are not willing to take loans due to their high cost and the uncertainties as to the economic future in Argentina.

However, we noted a slight increase in demand, which should not be compared with that by the end of the '90s, but with the projected total figures that may increase from 35% to 50% during the year, with respect to 2002, but without fundamental changes that might translate into a comeback to high economic growth rates.

Mirgor's sales, in units, increased by 16.5% as to air conditioning systems and 8.5% in dashboards, whereas sales in pesos reduced by 14.1%, as compared to the same period in the preceding year.

Variations should be analyzed on a separate basis to understand their origin.

The first reason to be highlighted is the increase in market share during the first half of this year, 36% of vehicles locally manufactured are equipped with Mirgor products, as compared to 24% during the same period the prior year.

The reason is the relative improvement of Mirgor's customers, jointly with the small delivery to GM for the Nuevo Corsa vehicle. Although negotiations are being carried out with this customer to obtain the final purchase order, some business issues have delayed the agreement, so deliveries are being made as closed purchase orders.

The second reason to be highlighted is the decline in price of all Mirgor products in pesos, as a result of the strong revaluation of the Argentine currency. At the end of the Q2 2002, the dollar exchange rate was close to ARS 3.80 per US dollar, whereas at the end of the same period this year the exchange rate was less than ARS 2.80 per US dollar.

Due to the significant share of foreign currencies in the Company's products, price adjustment schemes are agreed with customers contemplating these variations.

Another issue that affected the decline in the amount of sales was the decrease in the air conditioning systems share, from 59% to 43%, most significantly in VW, which is receiving equipment reduction orders by its Mexican client.

During the period, 9,081 systems were sold for vehicles with air conditioning, 11.6% more than in the same period the prior year. Also, 6921 systems were delivered to customers for vehicles without air conditioning, i.e., 23.6% more than in the period April-June 2002.

The mix of sales was affected by the cancellation of the Xsara project, which was manufactured in Uruguay and required an expensive product, as compared to the designs used in most of the vehicles manufactured in Argentina.

Exports of condensers are to be noted. Although the car industry in Brazil has been considerably affected by the decline in sales, our plant's demand has been constantly growing because our products are intended to two very successful models: Ford Fiesta and the new Eco-Sport.

Despite the peso revaluation, in May we could notice that in a context of balance between the real and the peso our prices are very competitive in such a demanding market.

2. *EQUITY STRUCTURE* (figures related to the consolidated statements, stated in constant pesos – see note 1)

	06/30/2003	06/30/2002 (1)	06/30/2001 (1)	06/30/2000 (1)	06/30/1999 (1)
Current assets	58,364,849	83,324,317	88,248,604	107,451,440	111,877,938
Noncurrent assets	35,736,616	44,775,629	48,517,608	49,891,727	52,678,889
Total assets	94,101,465	128,099,946	136,766,212	157,343,167	164,556,827
Current liabilities	23,463,253	58,033,459	56,317,851	62,134,822	65,045,274
Noncurrent liabilities	15,310,758	6,730,582		-	1,559,739
Total noncurrent liabilities	38,774,011	64,764,041	56,317,851	62,134,822	66,605,013
Minority interest	3,656	4,098	5,577	5,810	13
Shareholders' equity	55,323,798	63,331,807	80,442,784	95,202,535	97,951,801
Total liabilities and Shareholders' equity	94,101,465	128,099,946	136,766,212	157,343,167	164,556,827

(1) Originally presented in historical currency and restated until 02/28/03.

3. INCOME STRUCTURE (figures related to the consolidated statements and stated in constant pesos – see note 1)

	06/30/2003	06/30/2002 (1)	06/30/2001 (1)	06/30/2000 (1)	06/30/1999 (1)
Ordinary operating income (loss)	(823,092)	(112,461)	(1,347,632)	1,743,843	785,723
Financial expense	(955,362)	(9,878,837)	(3,773,630)	(2,385,125)	(3,606,377)
Other (expenses) / revenues	(1,579,844)	(131,542)	(132,782)	110,992	(309,098)
Minority interest gain (loss)	(126)	1,415	30	9	510
Ordinary income (loss), net	(3,358,424)	(10,121,425)	(5,254,014)	(530,281)	(3,129,242)
Extraordinary items					
Minority interest loss					
Income (loss), net	(3,358,424)	(10,121,425)	(5,254,014)	(530,281)	(3,129,242)

(1) Originally presented in historical currency and restated until 02/28/03.

4. STATISTICAL DATA (1)

Number of units	06/30/2003		06/30/2002		06/30/2001		06/30/2000		06/30/1999	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production (2)	46,169	83,979	28,623	51,990	46,822	103,149	68,858	110,071	54,467	99,067
Sales (3)	41,010	79,280	17,820	26,220	22,914	39,541	39,322	68,762	28,997	49,983
- Local	20,434	34,498	17,820	26,220						
Equipment with air	9,081	14,659	8,135	12,630						
Equipment without air	6,921	11,900	5,600	7,675						
Dashboard	4,432	7,939	4,085	5,915						
- Exports	20,576	44,782								

(1) As from this period, ICSA discloses the units sold as statistical information.
(2) It includes the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	06/30/2003	06/30/2002	06/30/2001	06/30/2000	06/30/1999
Current ratio	2.49	1.44	1.57	1.73	1.72
Equity to debt ratio	1.43	0.98	1.43	1.53	1.47
Fixed asset-to-equity capital ratio	0.38	0.35	0.35	0.32	0.32

6. CHANGES IN THE MARKET PRICE OF SHARES

June 2003	June 2002	May 2003	May 2002	April 2003	April 2002
16.10	4.30	15.50	4.60	12.60	4.50

January 2003	January 2002	February 2003	February 2002	March 2003	March 2002
9.40	4.10	10.10	4.10	9.30	4.10

7. PERSPECTIVES

The Company's major expectation is focused on concluding negotiations with General Motors to reach an agreement for the supply of the new Corsa. Based on preliminary estimates, Mirgor's market share would approximate to 50%, a percentage that places us in an outstanding position to leverage the Company's growth as soon as the economic activity resumes its course.
Based on our own estimates, our customers have significantly decreased their inventories over the last few months and this might imply some increases in production for the last half of the year.
While this occurs, the Company continues assessing new possibilities to expand operations, considering the opportunity offered by the need to replace imports.

Río Grande, August 8, 2003.

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS RELATED TO FISCAL YEAR NO. 33 FOR THE SIX-MONTH PERIOD BEGINNING JANUARY 1, 2003, AND ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND WITH THE SAME PERIOD THE PRIOR YEAR.

REGISTERED OFFICE*:* Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to the articles of incorporation: July 1, 1994.
- Of the last amendment to the articles of incorporation: August 22, 1997.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiry of the articles of incorporation: April 13, 2070.

Parent company: disclosed in note 7 to the stand-alone financial statements.

Capital structure: see note 3 to the stand-alone financial statements.

	PESOS
20,000,000 shares of common stock, face value, ARS 0.10 per share Subscribed, paid-in, issued, and registered with the Public Registry of Commerce	2,000,000

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003, AND DECEMBER 31, 2002
Figures stated in pesos – See note 1

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash – Note 2	11,973,043	8,949,955
Short-term investments – Note 2	1,547	5,064,959
Trade receivables – Note 2	11,239,990	8,806,415
Taxes receivable – Note 2	486,206	1,076,940
Other receivables – Note 2	1,656,245	2,166,336
Inventories – Note 2	33,007,818	40,815,020
TOTAL CURRENT ASSETS	58,364,849	66,879,625
NONCURRENT ASSETS		
Other receivables – Note 2	4,292,675	5,039,934
Taxes receivable – Note 2	6,176,839	5,566,640
Intangible assets – Note 1(e)b	138,014	366,168
Property, plant and equipment – Note 1(e)a	25,129,088	27,485,463
TOTAL NONCURRENT ASSETS	35,736,616	38,458,205
TOTAL ASSETS	94,101,465	105,337,830

Notes 1 through 4 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003, AND DECEMBER 31, 2002
Figures stated in pesos – See note 1

	2003	2002
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	10,275,775	11,639,916
Salaries, payroll and other taxes payable – Note 2	1,212,429	1,096,562
Customer prepayments	2,913,900	6,423,746
Loans – Note 2	8,752,412	9,457,954
Other	144,957	154,602
Total Liabilities	23,299,473	28,772,780
Provisions	163,780	1,042,593
TOTAL CURRENT LIABILITIES	23,463,253	29,815,373
NONCURRENT LIABILITIES		
Payables		
Customer prepayments	3,892,318	-
Loans – Note 2	11,418,440	16,836,705
TOTAL LIABILITIES	15,310,758	16,836,705
	38,774,011	46,652,078
Minority interest in subsidiaries	3,656	3,530
SHAREHOLDERS' EQUITY	55,323,798	58,682,222
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	94,101,465	105,337,830

Notes 1 through 4 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
Net sales (including VAT benefits amounting to 5,449,972 and 6,339,831)	46,596,756	54,271,341
Cost of goods sold	(42,761,203)	(48,883,135)
GROSS REVENUES	3,835,553	5,388,206
Administrative expenses - Exhibit H	(3,758,039)	(4,486,606)
Selling expenses – Exhibit H	(879,250)	(992,705)
Other expense / income	(1,579,844)	(131,540)
Financial expense and holding losses		
From assets – Note 3	(5,524,554)	8,976,403
From liabilities – Note 3	4,569,192	(18,855,241)
Loss from long-term investments	(21,356)	(21,356)
SUBTOTAL	(3,358,298)	(10,122,839)
Minority interest in subsidiaries	(126)	1,415
(LOSS) INCOME FOR THE PERIOD	(3,358,424)	(10,121,424)

Notes 1 through 4 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
CHANGES IN CASH		
Cash at beginning of year	14,014,326	4,999,103
Cash at end of period	11,974,003	5,128,133
Cash (decrease) increase	(2,040,323)	129,030
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary income (loss) for the period	(3,358,424)	(10,121,424)
Interest and foreign exchange difference accrued	(2,138,505)	5,162,742
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	2,778,202	2,816,006
Minority interest	126	(1,415)
Allowance for impairment in value of inventories (net effect)	(976,402)	9,093,393
Loss from long-term investments	21,356	21,356
Loss from current investments	-	630
Contingency provision	(878,813)	1,959,404
Impairment in value of PP&E advances from exposure to inflation	1,618	625,615
Changes in operating assets and liabilities:		
Trade receivables	(2,433,575)	(4,989,847)
Inventories	8,783,604	(27,124,305)
Trade payables	(1,364,141)	7,628,665
Salaries, payroll and other taxes (net of receivables)	96,402	6,779,357
Customer prepayments	382,472	8,531,664
Other	1,226,351	883,755
Interest repayment	(1,450,474)	(934,463)
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	689,797	331,133

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
INVESTMENT ACTIVITIES		
PP&E acquisition	(195,291)	(236,867)
Revenues from PP&E sales	-	34,764
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(195,291)	(202,103)
FINANCING ACTIVITIES		
Loan repayment	(2,534,829)	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	(2,534,829)	-
NET CASH (DECREASE) INCREASE	(2,040,323)	129,030

Notes 1 through 4 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002

Figures stated in pesos – See note 1

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Applicable accounting standards

The financial statements as of June 30, 2003, and 2002, have been prepared following CNV (Argentine Securities Commission) General Resolution No. 368 guidelines, within effective professional accounting standards with the restrictions and additions provided for in Resolution No. 434, which amended Exhibit I to Book No. 7 "Informative System" of such resolution and the discontinuance of the effects of changes in the currency purchasing power set forth by CNV General Resolution No. 441, as indicated in note 1 to the basic financial statements.

b) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current statements have been incorporated line by line following the method of FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 4 as amended by FACPCE Technical Resolution No. 19 with the applicable deletions.

c) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 4 amended by Technical Resolution No. 19, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of June 30, 2003, December 31, 2002, and June 30, 2002, as the case may be, line by line with those of its subsidiary, Interclima Sociedad Anónima, where it holds majority voting rights.

Corporate control is as follows:

Subsidiary	Interest in the common stock and voting rights as of 06/30/03	Period-end
Interclima Sociedad Anónima	99.9667%	06/30/03

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Financial statements used in consolidation

To prepare the financial statements as of June 30, 2003, and 2002, and those as of December 31, 2002, Interclima Sociedad Anónima's financial statements as of June 30, 2003, and 2002, were used, which rely on the limited review report issued by Pistrelli, Henry Martin y Asociados S.R.L. and Henry Martin, Lisdero y Asociados, respectively, and as of December 31, 2002, with Henry Martin, Lisdero y Asociados' audit, which have issued the related limited review report, with except-for qualifications and qualifications for unresolved uncertainties -dated August 8, 2003, with qualifications for unresolved uncertainties dated August 23, 2002-, and the audit report with except-for qualifications and qualifications for unresolved uncertainties dated March 10, 2003.

e) Changes in significant assets

	06/30/03 ARS	12/31/02 ARS
a) PP&E		
Balance at beginning of year	27,485,463	38,586,113
Additions	195,291	530,341
Retirements (net of depreciation)	(1,618)	(6,395,002)
Depreciation	(2,550,048)	(5,235,989)
Balance at end of year	25,129,088	27,485,463

	ARS	ARS
b) Intangible assets		
Balance at beginning of year	366,168	774,116
Amortization	(228,154)	(407,948)
Balance at end of year	138,014	366,168

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See note 1

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	06/30/03	12/31/02
ASSETS		
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	19,237	17,899
On hand in foreign currency	49,844	848,257
In banks in Argentine currency	6,210,645	7,789,049
In banks in foreign currency	5,693,317	294,750
	11,973,043	8,949,955
Short-term investments		
Securities and shares	587	591
Savings account and other in foreign currency	-	5,063,401
Savings account in Argentine currency and other	960	967
	1,547	5,064,959
Trade receivables		
Trade receivables	10,802,330	8,225,134
Trade receivables in foreign currency	523,247	666,395
Allowance for doubtful accounts	(85,587)	(85,114)
	11,239,990	8,806,415
Taxes receivable		
VAT credit	437,935	1,006,753
Other	48,271	70,187
	486,206	1,076,940
Other receivables		
Notes receivable	700,986	1,513,368
Interest to be accrued	(89,362)	(78,248)
Miscellaneous receivables	-	284,635
Other	1,044,621	446,581
	1,656,245	2,166,336

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	06/30/03	**12/31/02**
Inventories		
Manufactured products	8,603,760	11,335,434
Raw material	25,127,171	31,804,395
Raw material in transit	4,172,805	3,303,341
Stock at end of period	37,903,736	46,443,170
Prepayments to vendors in Argentine currency	402,401	804,366
Prepayments to vendors in foreign currency	917,062	759,267
Allowance for impairment in value	(6,215,381)	(7,191,783)
	33,007,818	40,815,020
NONCURRENT ASSETS		
Other receivables		
Reimbursements in Argentine currency receivable	2,141,206	2,067,247
Notes receivable	2,453,451	3,410,035
Interest to be accrued	(312,767)	(469,490)
Other	10,785	32,142
	4,292,675	5,039,934
Taxes receivable		
Compulsory savings	7,842	7,900
VAT credit	3,187,951	2,984,289
Minimum presumed income tax	1,558,165	1,273,669
Promotional benefits receivable	1,004,755	925,103
Other	418,126	375,679
	6,176,839	5,566,640

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	06/30/03	12/31/02
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	4,703,796	6,359,492
In foreign currency	5,571,979	5,280,424
	10,275,775	11,639,916
Salaries, payroll and other taxes		
Employee benefits	412,944	494,668
Taxes payable	799,485	601,894
	1,212,429	1,096,562
Loans		
Financial loans in local currency	3,872,842	4,948,206
Financial loans in foreign currency	4,879,570	4,509,748
	8,752,412	9,457,954
NONCURRENT LIABILITIES		
Payables		
Loans		
Financial loans in local currency	2,347,700	2,807,948
Financial loans in foreign currency	9,070,740	14,028,757
	11,418,440	16,836,705

NOTE 3 – BREAKDOWN OF FINANCIAL INCOME (EXPENSE) AND HOLDING GAINS (LOSSES)

	06/30/03 Provided by		06/30/02 Provided by	
	Assets	Liabilities	Assets	Liabilities
	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain
Interest	469,780	(949,055)	33,052	3,313,434
Foreign exchange difference	(1,256,843)	5,125,932	(2,627,345)	(24,279,700)
Holding gains (losses) - Inventories	(5,171,435)		28,978,954	
Allowances / provisions	694,325		(4,532,721)	
Gain (loss) on exposure to inflation	(346,836)	392,315	(12,631,001)	2,111,025
Current investments and tax credits – Note 5(c)	86,455		(244,536)	
Subtotal	(5,524,554)	4,569,192	8,976,403	(18,855,241)
Total	(955,362)		(9,878,838)	

NOTE 4 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

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EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN THE COMPANY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in pesos – See Note 1(a)

	06/30/03												06/30/02
							Information on the issuer						
								Latest financial statements issued					
Securities name and features	Face values	Amounts	Cost values	Value by the equity method	Highest investment value	Book values	Main business	Date	Capital	Return for period	Equity	Interest % on capital stock	Book value
Current investments:													
BAESA	1.0	246	326,425			587							591
Total current investments						587							591
Companies under Law No. 19,550, Section 33 (subsidiaries and affiliates)													
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	10,878,995	10,785	10,889,780	Auto-part manufacturing and interchanges for air conditioning and heating equipment	06/30/03	12	377,875	10,978,823	99.97%	10,533,388
Total noncurrent investments						10,889,780							10,533,388
Total investments						10,890,367							10,533,979

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EXHIBIT H

INFORMATION REQUIRED BY LAW No. 19,550, SECTION 64 B(I) FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See Note 1(a)

	06/30/03				06/30/02
Accounts	Production costs	Administrative expenses	Selling expenses	Total	Total
Salaries and wages	2,001,252	1,101,979	197,422	3,300,653	4,236,293
Payroll taxes and employee benefits	437,604	317,576	49,662	804,842	968,187
Insurance	230,107	49,169	2,551	281,827	236,893
Fees and training expenses	77,900	182,633	1,500	262,033	339,423
Taxes, rates, and assessments	232,214	218,050	132,182	582,446	470,940
Other administrative expenses	-	723,342	-	723,342	1,199,070
PP&E depreciation	1,588,587	983,367	24,325	2,596,279	2,682,637
Intangible asset amortization	-	181,923	-	181,923	133,368
Other production expenses	667,754	-	-	667,754	882,314
Customs clearance and taxes	987,644	-	-	987,644	1,678,813
Shipping, handling and freight	3,270,508	-	219,720	3,490,228	4,758,664
Other selling expenses	-	-	251,888	251,888	326,159
Total 2003	9,493,570	3,758,039	879,250	14,130,859	
Total 2002	12,433,450	4,486,606	992,705		17,912,761

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BALANCE SHEET AS OF JUNE 30, 2003, AND 2002
Figures stated in pesos – See note 1(a)

	06/30/03	06/30/02
ASSETS		
CURRENT ASSETS		
Cash – Note 2	9,609,462	8,140,586
Short-term investments – Note 2	1,547	5,064,959
Trade receivables – Note 2	10,708,180	8,120,841
Taxes receivable – Note 2	312,739	906,803
Other receivables – Note 2	1,632,077	1,864,324
Inventories – Note 2	30,812,001	38,774,595
TOTAL CURRENT ASSETS	53,076,006	62,872,108
NONCURRENT ASSETS		
Long-term investments	10,889,780	10,533,388
Taxes receivable – Note 2	3,002,244	2,643,206
Other receivables – Note 2	3,060,454	3,867,128
Property, plant and equipment	22,803,966	24,926,314
Intangible assets	84,262	266,185
TOTAL NONCURRENT ASSETS	39,840,706	42,236,221
TOTAL ASSETS	92,916,712	105,108,329

The accompanying notes 1 to 16 are an integral part of these financial statements.

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BALANCE SHEET AS OF JUNE 30, 2003, AND 2002 - Continued
Figures stated in pesos – See note 1(a)

	06/30/03	06/30/02
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	8,730,726	10,190,234
Salaries, payroll and other taxes – Note 2	1,078,724	1,015,461
Loans – Note 2	8,752,412	9,457,954
Customer prepayments	2,913,900	6,423,746
Other – Note 2	642,614	1,459,414
Total Liabilities	22,118,376	28,546,809
Provisions	163,780	1,042,593
TOTAL CURRENT LIABILITIES	22,282,156	29,589,402
NONCURRENT LIABILITIES		
Payables		
Loans – Note 2	11,418,440	16,836,705
Customer prepayments	3,892,318	-
TOTAL NONCURRENT LIABILITIES	15,310,758	16,836,705
TOTAL LIABILITIES	37,592,914	46,426,107
SHAREHOLDERS' EQUITY	55,323,798	58,682,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	92,916,712	105,108,329

The accompanying notes 1 to 16 are an integral part of these financial statements.

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STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	06/30/03	06/30/02
Net sales (including VAT benefits amounting to 5,449,972 and 6,339,831) – Note 5(e)	42,732,341	47,686,205
Cost of goods sold	(40,254,232)	(44,458,249)
GROSS REVENUES	2,478,109	3,227,956
Administrative expenses	(3,652,624)	(4,384,147)
Selling expenses	(866,068)	(985,186)
Other (expense) / income – Note 2	(1,254,396)	331,866
Financial income (expense) and holding gains (losses)		
From assets – Note 4	(4,896,700)	15,006,415
From liabilities – Note 4	4,476,861	(19,063,206)
Ordinary income (loss) from long-term investments	356,394	(4,255,122)
NET (LOSS) INCOME FOR THE PERIOD	(3,358,424)	(10,121,424)
NET (LOSS) EARNINGS PER SHARE – NOTE 14		
BASIC ORDINARY	(0.1679)	(0.5061)
DILUTED ORDINARY	(0.1679)	(0.5061)

The accompanying notes 1 to 16 are an integral part of these financial statements.

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IRGOR S.A.C.I.F.I.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	06/30/03											06/30/02
							Appropriated retained earnings					
DETAIL	Capital stock	Capital stock adjustment	Noncapitalized contributions	Noncapitalized contribution adjustments	Issuance premiums	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	46,855,986	60,610,549	73,453,228
Balance modification-Note 15										(1,928,327)	(1,928,327)	
Modified balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,927,659	58,682,222	73,453,228
										(3,358,424)	(3,358,424)	(10,121,424)
Balances as of June 30, 2003	2,000,000	4,156,057	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,569,235	55,323,798	
Balances as of June 30, 2002	2,000,000	4,156,057	972	121	5,243,562	11,400,712	2,280,143	73,708	2,353,851	49,577,242		63,331,804

(*) See note 3(b)

The accompanying notes 1 to 16 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	06/30/03	06/30/02
CHANGES IN CASH		
Cash at beginning of year	13,204,957	4,990,963
Cash at end of period	9,610,422	5,093,342
Cash (decrease) increase	(3,594,535)	102,379
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary (loss) income for the period	(3,358,424)	(10,121,424)
Interest and foreign exchange difference accrued	(2,138,505)	5,162,742
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	2,468,436	2,501,650
Allowance for impairment in value of inventories (net effect)	(990,967)	8,389,728
Loss from long-term investments	(356,394)	4,255,122
Loss from current investments	-	630
Contingency provision	(878,813)	1,959,404
Impairment in value of PP&E advances from exposure to inflation	1,585	625,615
Changes in operating assets and liabilities:		
Trade receivables	(2,587,339)	(3,907,058)
Inventories	8,953,561	(25,737,405)
Trade payables	(1,459,508)	6,503,714
Salaries, payroll and other taxes (net of receivables)	298,289	4,060,090
Customer prepayments	382,472	8,531,664
Other	222,124	(1,002,635)
Interest repayment	(1,450,473)	(934,463)
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	(893,956)	287,374

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STATEMENT OF CASH FLOWS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR Figures stated in pesos – See note 1(a)

	06/30/03	06/30/02
INVESTMENT ACTIVITIES		
PP&E acquisition	(165,750)	(219,759)
Revenues from PP&E sales	-	34,764
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(165,750)	(184,995)
FINANCING ACTIVITIES		
Loan repayment	(2,534,829)	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	(2,534,829)	-
NET CASH (DECREASE) INCREASE	(3,594,535)	102,379

The accompanying notes 1 to 16 are an integral part of these financial statements.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Restatement in constant pesos

The financial statements recognize the effects of the changes in the currency purchasing power until February 28, 2003, following the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6 through the use of adjustment rates deriving from the domestic wholesale price index (domestic WPI) of the INDEC (Argentine Institute of Statistics and Censuses). Based on Executive Order No. 664/03 and CNV (Argentine Securities Commission) General Resolution No. 441, the Company stopped applying such method and, consequently, it did not recognize the effects of variations in the currency purchasing power occurred as from March 1, 2003. Under professional accounting standards this method is still effective. Accordingly, had the effects of the variations been recognized, (a) the Company's shareholders' equity as of June 30, 2003, would have increased by approximately ARS 821,936 and the loss for the six-month period then ended would have increased by approximately ARS 1,125,170; and (b) all the items as of June 30, 2002, and December 31, 2002, presented for comparative purposes, would have been restated to recognize the effects of the currency purchasing power as from March 1, 2003.

Under the abovementioned method, the accounting measurements were restated based on the changes in the purchasing power of the currency through August 31, 1995. As from such date, based on the economic stability conditions prevailing in Argentina and as required by CNV General Resolution No. 272 and accepted by professional accounting standards, the accounting measurements were not restated until December 31, 2001. Under CNV General Resolution No. 415, the restatement method was reinstated for periods as from January 1, 2002, considering the measurements taken before such date as stated in December 31, 2001, currency and, according to CNV Resolution No. 441, it was discontinued as from March 1, 2003.

Below is a summary of balance sheet and income statement data, restated in constant currency according to the method established in F.A.C.P.C.E. Technical Resolution No. 6 and required by the C.P.C.E.C.A.B.A. (Professional Council of Economic Sciences of the City of Buenos Aires).

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

	$
Total Current Assets	53,076,006
Total Noncurrent Assets	39,018,770
Total Assets	92,094,776
Total Current Liabilities	22,282,157
Total Noncurrent Liabilities	15,310,758
Total Liabilities	37,592,915
Shareholders' equity	54,501,861
Total	92,094,776
Net loss for the period	(2,233,254)

The information presented for comparative purposes related to the financial statements as of June 30, 2002, (statements of income, changes in shareholders' equity and cash flows) has been restated according to the IPIM variation from June 30, 2002, to February 28, 2003. However, the effects of the change in accounting standards have not been considered (see Note 1(b) and (c)).

b) New accounting standards applied to financial statements preparation and presentation

On January 14, 2003, the CNV issued General Resolution No. 434, effective for fiscal years beginning as from January 1, 2003, which adopted, subject to certain exceptions, the new accounting standards issued by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires), which approved FACPCE Technical Resolutions Nos. 16 through 20, as amended by Resolutions CD Nos. 238/01, 243/01, 261/01, 262/01 and 187/02 and CPCECABA Resolution MD No. 32/02.

Such accounting standards introduced changes in the methods to measure the shareholders' equity and to determine income (loss), as well as new disclosure requirements. The changes that may be more relevant to the Company are: the determination of the current value of its tax credits, income tax quantification through the deferred tax method, restrictions on the recognition of intangible assets and other disclosure aspects, such as earnings per share, as explained in each related item.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The effects of the changes in the accounting standards at the beginning of the first year of their application have been retroactively booked, i.e. prior-year income (loss) have been affected, as indicated in note 15.

c) Accounting disclosure methods

As from this period, and as required by FACPCE Technical Resolution No. 8 (amended by F.A.C.P.C.E. Technical Resolution No. 19), the Company changed the presentation of comparative financial statements since, until the prior fiscal year, the comparison was made with the same prior-year period. Now the balance sheet is presented comparatively with that as of the last fiscal year-end (December 31, 2002) and the statements of income, changes in shareholders' equity and cash flows with those of the same period the prior year (June 30, 2002). Although new professional standards require adjusting the financial statements presented for comparative purposes to the new accounting standards adopted, based on practicality, timeliness, and balance between costs and benefits the Company's Management decided to disregard such effects as of June 30, 2002. Consequently, the information comparability is affected by such circumstance.

d) Valuation methods

The main valuation methods used to prepare the financial statements:

- Cash, current investments, trade receivables, other receivables and liabilities:

  In Argentine pesos: at nominal value at end of the period including, as the case may be, explicit and imputed interest accrued as of such dates, as the case may be, which has been determined by calculating the discounted value of cash flows, following the methods under CPCECABA Resolution MD No. 32/02, considering the present economic circumstances due to the current characteristics of the financial market, so the interest rate of Banco Nación Argentina applicable to savings accounts has been considered.

  In foreign currency: at nominal value in foreign currency plus explicit and imputed interest accrued as of period – end, converted at the exchange rates effective as of such dates to convert such transactions. The foreign exchange differences were charged to income for the fiscal period or year, as the case may be.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Other receivables and payables in local currency (except for deferred tax amounts): they have been valued at their estimated value deducted from the amount receivable or payable taking into account the methods under CPCECABA Resolution MD No. 32/02, as mentioned in the first paragraph (Cash, Trade Receivables, Other Receivables and Liabilities)

- Inventories

Raw materials (including those in transit) were valued at replacement cost at end of the period, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at end of the period.

The products manufactured were valued at cash reproduction cost at end of the period limited by the net realization value thereof.

- Long-term investments:

Companies subsidiaries and affiliates under Argentine Business Associations Law No. 19,550 section 33: at their equity value as set forth by Technical Resolution No. 5 of the FACPCE, as amended by Technical Resolution No. 19, which was calculated based on Interclima S.A.'s financial statements as of June 30, 2003, audited by Pistrelli, Henry Martin y Asociados S.R.L. on which, a limited review report was issued with except-for qualifications and qualifications for unresolved uncertainties dated August 8, 2003.

On the other hand, the adjustments necessary to adopt the valuation methods used by the subsidiary to those used by the Company, including an increase in the market value of the former PP&E as compared to the books, which was included as investment value, were carried out upon calculating the value by the equity method.

Income from the interest in the subsidiary is included in a separate line in the statement of income. Refer to income tax paragraph b).

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- PP&E

PP&E have been valued at cost restated to February 28, 2003, as mentioned in note 1(a), less the related accumulated depreciation. Depreciation is calculated applying constant rates on the basis of the estimated useful life of the related assets. The assets subject to lease have been included in this account.

The net book value of PP&E was reviewed to verify whether it has been impaired whenever there were events or changes in circumstances indicating that the value booked cannot be recovered. Should there be any hint and book values exceed the estimated recoverable value, the assets or activities generating cash would be reduced up to the recoverable amount. The PP&E recoverable amount is equivalent to the higher of net realization value end the value in use. Upon determining the value in use, a first comparison should be made with the estimated future cash flows without any deduction. Should the value of cash flows exceed its net realization value and be lower than the net book value, the discounted flow and the net realization value should be compared again to determine the PP&E recoverable value and determine the impairment in value to be booked, as the case may be. Losses from impairment in value are recognized in the statement of income.

- Intangible assets

Until December 31, 2002, research and development expenses and licenses related to new products were included in this item, valued at their replacement cost restated as of February 28, 2003, as mentioned in note 1(a), less the related accumulated amortization. These amounts are amortized applying constant rates to extinguish such values over a six-year period as from the launch of the new products, which will be amortized based on alternative a(2) set forth under section 8(2)3 of Technical Resolution No. 17, i.e. during the remaining useful life.

As from the effective date of the new technical resolutions mentioned in note 1(b), research and development expenses will be charged to income for the period in which they are incurred.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Allowances:

  a) Doubtful accounts: to offset and make trade receivables adequate on an individual analysis basis of those presenting uncollectibility rates.

  b) Impairment in value: calculated on the basis of the recoverable value of deteriorated, obsolete or slow-moving items.

- Provisions:

  Contingencies: see note 11.

- Shareholders' equity accounts:

  Restated until February 28, 2003, in accordance with the method described in point (a) of this note, except for the "Capital stock – Face value" account, which was booked at original value. The adjustment resulting from the restatement as of August 31, 1995, and February 28, 2003, is disclosed in the "Capital stock adjustment" account.

- Statement-of-income accounts

  Statement of income accounts for the period from January 1 to February 28, 2003, are adjusted up to the latter date. Transactions from March 1 to June 30, 2003, are restated at historical currency.

  Income (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company consistent with those of the subsidiary.

  Financial income (expense) and holding gains (losses) include both foreign exchange differences, as well as gain (loss) from inventory holdings, interest, and gains (losses) from exposure to inflation.

  Imputed financial components included in income-statement accounts were segregated.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Income tax – Tax on minimum presumed income (TOMPI)

a- Status of Mirgor S.A.

During the current period, the Company did not accrue income tax since taxable income resulted in a NOL under current regulations.

As from this period and as a result of the implementation of the new accounting standards mentioned in paragraph (b) of this note, income tax is booked following the liabilities deferred tax method for all the temporary differences existing as of the balance sheet date between assets and liabilities tax bases and their amounts booked in these financial statements, as set forth under FACPCE Technical Resolution No. 17.

Deferred income tax assets are recognized whenever there are differences that reduced future taxes and accumulated prior-year NOLs that have not been used, to the extent that there could be taxable income available to be offset against them. The book value of deferred income tax assets is reviewed upon preparing the financial statements and it is reduced to the extent that there was no possibility of sufficient taxable income that could be fully or partially offset against deferred income tax assets.

Based on the enforcement entity's regulations, deferred income tax assets and liabilities have been valued at nominal value and quantified at the rates expected to be applied to the period in which assets are realized and liabilities are settled considering the regulations enacted as of the date of the financial statements, and they are disclosed in noncurrent liabilities or assets, as the case may be.

The professional accounting standards approved by the CPCECABA set forth that deferred taxes receivable and payable should be valued at their discounted value using market rates effective at end of the period or fiscal year. The effect of such discount on shareholders' equity as of June 30, 2003, and income (loss) for the six-month period then ended has not been significant with respect to these financial statements, taking into account the comments below.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Considering that the Company carries NOLs for ARS 10,355,369, there is a deferred tax asset of ARS 3,624,378, the value of which has been impaired by 100%, taking into account the difficulties of the current market to guarantee the possibility to recover such assets, with taxable income.

Such deferred taxes expire as follows:

Year of origin	NOL	Deferred tax	Expiration year
1998	59,517	20,830	2003
2000	323,527	113,234	2005
2001	119,008	41,653	2006
2002	9,853,317	3,448,661	2007
Total	**10,355,369**	**3,624,378**	

During the period ended June 30, 2003, the TOMPI amount was higher than that of income tax. Accordingly, the accrual amounts to ARS 261,184, which was entered with a balancing entry in noncurrent tax credits.

b- Status of the subsidiary ICSA

Interclima S.A. has accrued income tax since it understands that the tax adjustment for inflation set forth in Income Tax Law should be applied taking into account Argentine current macroeconomic conditions.

The Company prepared and filed the 2002 income tax return, containing such adjustment, by which NOLs amounting to about ARS 5,200,000 were determined.

Should the tax adjustment for inflation not be made, the Company would have determined income tax amounting to about ARS 260,000 (after computing prior-year NOLs) and ARS 103,000 for the current period.

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Interclima S.A. filed a legal remedy to obtain judicial protection since it understands that due to the high inflation that affected fiscal year 2002, section 39 of Law No. 24,073 dated 1992 should be abrogated. This section established an index applicable to the tax adjustment for inflation amounting to 1.00 (one) and suspended the application of such adjustment on taxable income in practice, as it had been regulated within an economic context that differed completely from fiscal year's 2002. Consequently, these liabilities (ARS 363,000) have not been booked in the financial statements as of June 30, 2003; thus, such lower value is not considered in the investment.

c- Statement of cash-flows

Under FACPCE Technical Resolution No. 19, the statement of cash flows is included as an individual statement. The Company prepared such statement following the indirect methods on the basis of net income (loss) adding or subtracting, as the case may be, the accounts involved in the assessment thereof but not affecting the cash and changes in assets and liabilities as well as the net cash flow "provided by" or "used in" "investment" and "financing" activities. The Company has considered "Cash" to be formed by cash plus readily convertible investments (original placements of less than six months).

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	06/30/03	12/31/02
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	16,390	10,236
On hand in foreign currency	49,844	46,551
In banks in Argentine currency	3,849,911	7,789,049
In banks in foreign currency	5,693,317	294,750
	9,609,462	8,140,586
Short-term investments		
Securities and shares	587	591
Savings account and other in foreign currency	-	5,063,401
Savings account and in Argentine currency and other	960	967
	1,547	5,064,959
Trade receivables		
Trade receivables	10,793,767	8,205,955
Allowance for doubtful accounts	(85,587)	(85,114)
	10,708,180	8,120,841
Taxes receivable		
VAT credit	309,806	883,273
Other	2,933	23,530
	312,739	906,803
Other receivables		
Notes receivables	700,986	1,513,368
Interest to be accrued	(89,362)	(78,248)
Other	1,020,453	429,204
	1,632,077	1,864,324

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN - Continued

	06/30/03	**12/31/02**
Inventories		
Manufactured products	7,915,106	11,096,316
Raw material	23,898,979	30,047,273
Raw material in transit	3,546,705	2,915,940
Stock at end of period	35,360,790	44,059,529
Prepayments to vendors in Argentine currency – Note 8	401,517	785,426
Prepayments to vendors in foreign currency	888,354	759,267
Allowance for impairment in value	(5,838,660)	(6,829,627)
	30,812,001	38,774,595
NONCURRENT ASSETS		
Taxes receivable		
Compulsory savings	7,821	7,879
VAT credit	320,505	321,286
Minimum presumed income tax	1,558,165	1,273,669
Promotional benefits receivable – Note 5(c)	1,004,755	925,103
Other	110,998	115,269
	3,002,244	2,643,206
Other receivables		
Reimbursements in Argentine currency receivable – Note 5	919,770	926,583
Notes receivable	2,453,451	3,410,035
Interest to be accrued	(312,767)	(469,490)
	3,060,454	3,867,128
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	4,137,533	5,307,147
In foreign currency	4,593,193	4,883,087
	8,730,726	10,190,234

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN - Continued

	06/30/03	12/31/02
Salaries, payroll and other taxes		
Employee benefits	376,263	468,278
Taxes payable	702,461	547,183
	1,078,724	1,015,461
Loans		
Financial loans in local currency	3,872,842	4,948,206
Financial loans in foreign currency	4,879,570	4,509,748
	8,752,412	9,457,954
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 8	497,657	1,304,812
Other	144,957	154,602
	642,614	1,459,414
NONCURRENT LIABILITIES		
Loans		
Financial loans in local currency	2,347,700	2,807,948
Financial loans in foreign currency	9,070,740	14,028,757
	11,418,440	16,836,705

	06/30/03	06/30/02
OTHER EXPENSE / INCOME		
Inventory difference	(890,743)	-
Other	(363,653)	331,866
	(1,254,396)	331,866

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital structure

As provided for in the amendments to the Company's articles of incorporation approved by the Special Shareholders Meeting held May 27, 1994, the Company's capital stock was increased from 3.20 to 2,000,000.

Figures stated in pesos – See Note 1.a)

NOTE 3 –CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY - Continued

The capital stock is represented by 20,000,000, registered, subscribed, paid-in, book-entry shares of common stock, face value 0.10.

The Company's shares were converted into three classes as detailed below:

Class	
A	Entitled to three (3) votes each
B	Entitled to three (3) votes each
C	Entitled to one (1) votes each

Class A, B, and C shares are entitled to the same dividend collection rights.

The capital structure as of JUNE 30, 2003, and 2002, was:

Class	Number
A	5,200,000
B	5,200,000
C	9,600,000
TOTAL	20,000,000

b) <u>Other reserves - For future dividends</u>

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 4,176,701; and 4,176,701, respectively.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 4 – BREAKDOWN OF FINANCIAL INCOME (EXPENSE) AND HOLDING GAINS (LOSSES)

For the periods ended JUNE 30, 2003, and 2002, this account breaks down as follows:

	06/30/03 Provided by		06/30/02 Provided by	
	Assets	Liabilities	Assets	Liabilities
	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain
Interest	471,006	(934,535)	33,371	3,313,875
Foreign exchange difference	(960,027)	5,054,960	(2,161,532)	(23,971,041)
Holding gains (losses) - Inventories	(4,912,575)		27,944,979	
Allowances / provisions	678,849		(4,141,423)	
Gain (loss) on exposure to inflation	(260,408)	356,436	(6,424,444)	1,593,960
Current investments and tax credits – Note 5(c)	86,455		(244,536)	
Subtotal	(4,896,700)	4,476,861	15,006,415	(19,063,206)
Total	(419,839)		(4,056,791)	

NOTE 5 – TAX SYSTEM

Due to the goods and operations carried out in the Province of Tierra del Fuego the Company has been included in the following systems:

- Industrial promotion system under Law No. 19,640 of 1972 to operate in the Province of Tierra del Fuego. In this sense, the Company is entitled to certain tax and customs benefits through 2013. Such benefits include:

    a) Income tax: The Federal Executive issued Decree No. 1,395/94 whereby, as from September 1, 1994, 85% (see effect of Presidential Decree No. 615/97) of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%).

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

b) Value-added tax (VAT): as from April 1995, the Company's sales would be subject to 21% VAT to be charged to the customers of Mirgor S.A.C.I.F.I.A.

   Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% (see effect of Presidential Decree No. 615/97) of the net sales price to customers. Therefore, the tax obligation shrank by 8% thereof as from April 1995.

c) Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through negotiable tax credit certificates.

   DGI (Argentine tax bureau) General Resolution No. 3,838/94 provided for the procedure to obtain the tax credit certificates mentioned above. The Company booked such credits in the amount of 1,511,787.90 based on the difference of the amount originally booked and that requested on July 27, 1995, under the valuation methods disclosed in the resolution.

   On September 17, 1996, the DGI issued an opinion recognizing a larger amount in favor of the Company (2,194,141.37) (un-restated historical value) as a result of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853.37 (un-restated historical value) credit related to the reimbursement of VAT – Vendors to be requested under the VAT on exports recovery system.

   Considering that, on May 2, 1996, the Ministry of Economy issued Resolution No. 580/96 and that the credits are previous to April 1, 1991, the Company decided to book the recognized credit at the listed price effective as of each period-end of BOCONS (Debt Consolidation Bonds) issued under Law No. 23,982, as supplemented.

   On May 19, 1997, the DGI provisionally recognized the amount indicated above.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

d) Customs duties (amounting to about 15% for the Company) and the statistical rate (equivalent to 3%) of all imported inputs used for operation in Tierra del Fuego which, under the benefits granted by Law No. 19,640, are not paid by the Company.

e) The amounts saved by the Company considering the items mentioned in points (b) and (d) are:

	Periods ended	
	June 30, 2003	June 30, 2002
Value-added tax	5,449,972	6,339,831
Customs duties and statistical rate (approximate amounts)	3,691,634	3,121,938

Although the Tierra del Fuego location provides the Company with certain promotional benefits, as described above, such situation means incurring increased costs such as: salaries, communications, freight, leases and trips, among others.

Presidential Decree No. 615/97 dated July 7, 1997, amending Presidential Decree No. 1,395/94 reinstated certain tax benefits granted under Industrial Promotion Law. Based on such decree, the presumed VAT credit computable as from August 1, 1997, is equivalent to the amount resulting from applying the VAT rate (effective at the time of sale) on the net sale price to the customer. In addition, the income tax method was amended as well since the sales carried out from the Province of Tierra del Fuego to the Argentine continental territory are 100% income-tax exempt, as provided for in Law No. 19,640, Section 4(a).

Considering the benefits deriving from this note, the Company does not need to meet additional requirements, except for performing the related activities in Tierra del Fuego.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

As regards the rebates to be collected in Argentine currency on account of exports from the mainland to the Tierra del Fuego island, owing to delays in payment by the Federal Government, the Company filed a series of requests with the Customs Authority (Promotional Systems Section) to collect such amounts. As of the date of issuance of these financial statements, although unfavorable administrative resolutions were issued, the Company's legal counsel understands that the transactions carried out by virtue of Law No. 19,640 and, therefore, the collection of rebates set forth by regulations is applicable. Such unfavorable resolutions were challenged; thus, the proceedings are in the Customs Legal and Technical Department in order to issue an opinion thereon.

- Competitiveness: established by Presidential Decree No. 730/01 to improve competitiveness and foster employment in Argentina. The main benefits established by the companies adhering to such system are:
  a) Full corporate indebtedness tax exemption;
  b) Full TOMPI exemption;
  c) Computation as VAT credit of the amounts paid on account of employer contributions to the SUSS (Single Social Security System).

  The benefits mentioned in (a) have been effective since August 31, 2001; those in (b) and (c) have been effective since July 1, 2001. In the case of (a) and (b), the benefits will remain in effect through June 30, 2003, while those under (c) ended on November 30, 2001.

NOTE 6 – MAJOR CUSTOMERS AND LICENSE AGREEMENTS

For the years ended June 30, 2003, and 2002, the Company's sales to its most important customers were:

	2003	2002
Volkswagen Argentina S.A.	56%	62%
Renault Argentina S.A.	17%	5%
General Motor Argentina	10%	11%
Mercedes Benz	7%	6%
Peugeot Citroen Argentina S.A.	7%	7%

A significant portion of the Company's products are carried out under license agreements executed with Valeo Thermique Habitacle.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 7 – PARENT COMPANY

Parent Company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 – Buenos Aires
Main business: holding company
Voting rights: 76.47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevere S.A.'s shares in favor of Valeo Climatisation, indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%.

NOTE 8 – TRANSACTIONS WITH COMPANIES UNDER LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

During the course of the fiscal years ended JUNE 30, 2003, and 2002, the Company performed merchandise purchase transactions and other transactions with its subsidiary in the amount of ARS (514.810) and ARS (127.061), respectively.

On August 20, 1998, the Company's Board of Directors decided to make irrevocable contributions on account of future capital increases totaling 3,000,000 in INTERCLIMA S.A. through part of the receivable from such company.
In addition, on November 29, 1999, the Company's Board of Directors decided to make another irrevocable contribution on account of future capital increases in the amount of 4,500,000 in INTERCLIMA S.A. through the receivable from such company.

As of June 30, 2003, and December 31, 2002, the balances in favor of MIRGOR and/or INTERCLIMA S.A. amounted to:

	06/30/03	06/30/02
Prepayments to vendors - Current	-	49,476
Other payables – Current	(497,657)	-
Payables to companies under Law No. 19,550, Section 33 – Current	-	(1,304,812)
Total	(497,657)	(1,255,336)

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 9 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 10 – STAMPED AND SEALED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Stamped and sealed	Period transactions
37	February 21, 2003	07/01/02 to 08/28/02
38	February 21, 2003	08/28/02 to 09/30/02
39	March 11, 2003	10/01/02 to 11/22/02
40	March 11, 2003	11/23/02 to 12/31/02
41	May 6, 2003	01/01/03 to 02/28/03
42	July 1, 2003	02/28/03 to 04/14/03
43	July 1, 2003	04/14/03 to 05/30/03
44	July 23, 2003	05/30/03 to 06/30/03

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS

Since early December 2001, Argentine authorities implemented a number of monetary and foreign exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions, which in some cases are subject to the approval from the BCRA (Central Bank of Argentina). Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced dramatic changes to the economic model implemented until that date and that amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term.

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NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS - Continued

Presidential Decree No. 71/2002 and BCRA Communiqué "A" 3,425, as amended, established an "official" foreign exchange system, mainly for exports, certain imports, and bank debts, and a "freely-floating" foreign exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely-floating" exchange rate as of the closing of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect, such as: consolidation of exchange markets into a "free" market; de-dollarization of U.S. dollar-denominated deposits with Argentine financial institutions at the ARS 1.40-to-USD 1 exchange rate, and of all U.S. dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the ARS 1-to-USD 1 exchange rate; de-dollarization of utility rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis; prior authorization from the B.C.R.A. to transfer funds abroad to service the principal and interest of financial loans; suspension of unjustified dismissals, to expire in early 2003; and suspension of dissolution causes due to loss of capital stock and mandatory reduction thereof provided by Argentine Business Associations Law.

Upon preparing the financial statements, Management especially took into account Presidential Decrees Nos. 214/2002, 410/2002 and Resolution (A) 3,561 of the BCRA (amending Resolution (A) 3,507) regarding the currency to settle liabilities in U.S. dollars. However, the abovementioned regulations give rise to different interpretations regarding the method used to determine the liabilities that became subject to the conversion into pesos.

In this regard, as of the issuance date of these financial statements, the Company is documenting (signing final agreements) certain contracts.

Taking into account the comments in the previous paragraphs and considering the development expected for negotiations with financial institutions, the Company's Management decided to book a reserve for financial contingencies amounting to ARS 164,000, which should not differ significantly from expected final income (loss). Such contingency has been booked in income (loss) for the year 2002 and included in financial income (expense) and holding gains (losses) -actual interest-, with contra to contingency provisions in current liabilities.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS - Continued

At the same time, the Company and its subsidiary carry tax credits, reimbursements receivable and other receivables from Government amounting to ARS 8.3 million disclosed in noncurrent assets, the future recoverability of which depends both on the Government's possibilities to revert the declaration of its payment default and the generation of taxable income, which are affected by the Argentine market uncertainty in general.

NOTE 12 – BANK LOANS – RESTRICTION ON EARNINGS ALLOCATION

The Company was granted a loan by Citibank N.A. amounting to USD 840,000, over a 28-month term. Interest will be paid at LIBOR plus a monthly 6% spread p.a. and from Banco Francés BBVA amounting to USD 1,000,000 to be paid in 14 monthly installments with interest at LIBOR over 30 days plus 500bp. These loans taken by the Company imply that it should meet certain terms and conditions, especially those related to keeping some ratios in its quarterly financial statements, especially those aimed at measuring the liabilities to interest paid ratio, as well as those related to keeping limits on the Company's indebtedness, which should not exceed USD 25 million in the case of the loan from Citibank N.A. Additionally, the Company agreed not to distribute dividends during the term of the loan and not to make annual repayments to the BNP exceeding 25% of the Company's total payable to such bank upon the restructuring. Additionally, the Company has assumed certain commitments normal in this kind of restructuring. In the opinion of Management, the Company is meeting with repayment agreements, as referred to above.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 13 – INCOME TAX

The applicable income tax rate has not varied in the period under analysis.

The reconciliation between income tax expenses applicable to income generated by operating activities before income tax at the statutory rate and the income tax expense at the actual income tax rate for the period ended June 30, 2003, was as follows:

	$
Loss from operating activities before income tax	(3,358,424)
At the income tax statutory rate	1,175,449
Variation of temporary differences	
Allowance for impairment in value	(155,560)
Reserve for contingencies	43,157
Deferred foreign exchange difference	(82,866)
Other	(8,258)
Subtotal	(203,527)
Income (loss) not subject to income tax	
Permanent differences:	
Special customs area activity	(1,354,251)
Income from long-term investments	132,212
Subtotal	(1,222,039)
Assets from recovered NOLs	250,117
Income tax	-

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003, AND 2002 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 14 – EARNINGS PER SHARE

Earnings per share (basic and diluted) are calculated by dividing the net income (loss) for the period related to common shares by the weighted average cost of outstanding common shares during the same period. No transactions involving common shares or possible common shares have been performed as from the information issuance date until the conclusion of these financial statements.

NOTE 15 – CHANGES IN PRIOR-YEAR INCOME (LOSS)

During this period, as a result of applying new accounting standards effective as from January 1, 2003, as indicated in note 1(b), the Company booked such impact on accumulated income (loss) as from December 31, 2002.

The total loss amounted to ARS 1,928,327, which is mostly related to the valuation of financial assets and liabilities at the current net value of the amount receivable or payable, as the case may be, and with the recognition of payables to vendors.

NOTE 16 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941

SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

03 SEP 22 AM 7:21

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 30 DE JUNIO DE 2003

CONJUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISIÓN FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Pablo Plesko
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego Garcia Villanueva
Sr. Bernard Clapaud
Sr. Jean Francois Vingre
Sr. Eduardo Garcia Terán
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Aldo Carugati
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr.Pablo Moreno
Dr.Gabriel Casella
Dr.Enrique Crespi

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISIÓN LIMITADA DE ESTADOS CONTABLES DE PERIODO INTERMEDIO

A los Señores Presidente y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 30 de junio de 2003 y los correspondientes estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el período de seis meses finalizado en esa fecha. Asimismo, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado adjunto de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 30 de junio de 2003 y los correspondientes estados consolidados de resultados y de flujo de efectivo por el período de seis meses finalizado en dicha fecha, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad.

2. Nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

3. Tal como se indica en la nota 11 a los estados contables mencionados, la sociedad posee créditos fiscales y créditos con el Estado cuya recuperabilidad se encuentra afectada por la crisis económica referida en dicha nota. Asimismo, la sociedad se encuentra en proceso de instrumentación final de los acuerdos con las entidades financieras; el cual que no se encuentra concluido a la fecha de emisión del presente informe; eventualmente, la valuación y/o exposición podría diferir a la indicada en los estados contables mencionados en 1.

4. De acuerdo con la nota 1 a los estados contables indicados en el primer párrafo, al 30 de junio 2003 la Sociedad controlada, Interclima Sociedad Anónima, no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las condiciones macroeconómicas de la Argentina para practicar el ajuste por inflación impositivo, previsto en la ley del gravamen. De no haberse practicado el ajuste por inflación impositivo Interclima Sociedad Anónima debería haber registrado un pasivo por impuesto a las ganancias de aproximadamente $363.000.

5. Según se indica en la nota 1 a los estados contables adjuntos, y de acuerdo con las normas del organismo de control societario, la Sociedad no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003, lo cual es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. De haberse aplicado dichas Normas, (a) el patrimonio de la sociedad al 30 de junio de 2003 hubiera ascendido aproximadamente a $ 54.501.861 y el resultado del período de seis meses finalizado en dicha fecha hubiera ascendido aproximadamente a $ 2.233.254 (pérdida), y (b) todos los saldos de los rubros al 30 de junio de 2002 presentados con fines comparativos se hubieran reexpresado aplicando el coeficiente de ajuste correspondiente al período enero a junio 2003.

6. La Sociedad ha preparado sus estados contables al 30 de junio de 2003 dando efecto a los cambios de criterios requeridos por las nuevas normas contables mencionadas en la nota 1 a los estados contables adjuntos. Tal como se indica en dicha nota, las cifras de los estados contables al 30 de junio de 2002, presentadas con propósitos comparativos, no han sido modificadas para adecuarlas a los requerimientos de las nuevas normas antes mencionadas, lo cual afecta la comparabilidad de los estados contables adjuntos.

7. Basados en nuestra revisión, excepto por lo indicado en los párrafos 4 (a) no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 1. para que los mismos estén presentados de conformidad con las normas de la Comisión Nacional de Valores y (b) excepto por lo indicado en el párrafo 5 en lo que respecta a la falta de reconocimiento de las variaciones en el poder adquisitivo de la moneda, con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en el párrafo 3, cuya resolución no puede determinarse a la fecha de este informe.

8. En relación con el estado de situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2002 y a los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada por el período de seis meses finalizado el 30 de junio de 2002, presentados con propósitos comparativos, informamos que:

(a) Hemos emitido con fecha 10 de marzo de 2003 un informe de auditoría de los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2002, con salvedad determinada por discrepancia en el criterio de valuación de la provisión por impuestos a las ganancias y salvedades indeterminadas por la recuperabidad de los créditos fiscales y con el Estado Nacional y la renegociación de los pasivos financieros. Los estados contables de la Sociedad y de su sociedad controlada al 31 de diciembre de 2002 adjuntos, incluyen los efectos de los cambios de criterios mencionados en el párrafo 6 pero no consideran los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 31 de diciembre de 2002.

(b) Hemos emitido con fecha 23 de agosto de 2002 un informe de revisión limitada de los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada por el período de seis meses finalizado el 30 de junio de 2002, con salvedades indeterminadas por la recuperabidad de los créditos fiscales y con el Estado Nacional y la renegociación de los pasivos financieros. Asimismo, dichos estados contables no fueron modificados por la Dirección de la Sociedad para incorporar los cambios mencionados en el párrafo 6 y tampoco consideran los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

8. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances.

Ernst & Young

b) Los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 30 de junio de 2003 surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la nota 10.

c) La información contenida en los puntos 2 y 3 de la "Reseña Informativa por el período finalizado el 30 de junio de 2003" presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores surge de los estados contables al 30 de junio de 2003 adjuntos y al 30 de junio de 2002, 2001, 2000 y 1999 (luego de su reexpresión en moneda homogénea según lo mencionado en nota 1), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de revisión limitada de fechas 23 de agosto de 2002, 10 de agosto de 2001, 10 de agosto de 2000 y 10 de agosto de 1999, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. Dicha información por los períodos finalizados el 30 de junio de 2002, 2001, 2000 y 1999, no fue modificada por la Dirección de la Sociedad para incorporar los cambios mencionados párrafo 6 y, adicionalmente, no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

d) Al 30 de junio de 2003, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $148.635,06, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
8 de Agosto de 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° I - F° 13

Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° LXIX F° 174

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC"
FILE N° 82-3941

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°33, INICIAD0 EL 1 DE ENERO DE 2003
RESEÑA INFORMATIVA
Por el periodo finalizado el 30 de JUNIO de 2003
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO.

El cambio de autoridades producido en la mitad del período no produjo ninguna modificación sustancial sobre las bases de funcionamiento de la economía.

La continuidad del Ministro Lavagna al frente de la cartera de Economía fue tomada por los mercados como una fuerte señal de aceptación del rumbo por parte del Presidente Kirchner y por los mercados.

Lamentablemente para el sector industrial del país, la estructura del Ministerio de la Producción fue reabsorbida por el Ministerio de Economía, lo que preocupa al sector, teniendo en cuenta las múltiples tareas pendientes que tiene que encarar el Dr. Lavagna.

Si bien los números de la economía permitieron cumplir las pautas fijadas con el FMI, recién ahora se están iniciando las conversaciones para lograr un acuerdo de largo plazo.Esto requerirá definiciones importantes sobre temas trascendentales como la renegociación de la deuda externa, los valores de las tarifas de los servicios privatizados, la coparticipación federal, y las compensaciones a los bancos, entre otros.

La forma en que se definan estos temas determinará el marco de actuación futuro de los agentes económicos en los próximos años.

En ese contexto la producción automotriz ha crecido un 10,4% en relación al primer semestre del año anterior. Esta suba es todavía muy exigua para comenzar a vislumbrar una recuperación del sector, sobre todo si se la compara con el promedio de los primeros semestres de los últimos 6 años. En dicha comparación se detecta una caída del 42%.

La causa más importante de esta situación proviene de la débil demanda doméstica que ha aumentado un 17 % con relación al mismo período del año 2002 pero ha caído un 58% con relación al promedio de los primeros semestres de los últimos 6 años.

Estas cifras son lógicas en un contexto donde el auto se ha hecho muy caro en términos relativos y en el cual los consumidores no están dispuestos a tomar créditos por su alto costo y por las incertidumbres sobre el futuro de la economía del país.

Sin embargo, se observa un ligero repunte de la demanda, que no debe compararse con los finales de la década del '90, sino ponerse en la perspectiva de que las cifras totales para el año podrían mostrar una suba del órden del 35 al 50% con relación al año 2002, sin que haya cambios fundamentales que puedan traducirse en un regreso a altas tasas de crecimiento económico.

Las ventas de Mirgor, en unidades aumentaron un 16,5% en sistemas de climatización y un 8,5% en tableros de instrumentos, mientras que las ventas en pesos se redujeron un 14,1%, comparadas con igual período del año anterior.

Es importante analizar las variaciones en forma desagregada para poder entender las causas de las mismas.

El primer factor que merece ser destacado es el aumento de participación de mercado registrado en el primer semestre del corriente año, 36% de los vehículos producidos localmente está equipados con productos Mirgor, contra un 24% registrado durante el mismo período del año anterior.

La explicación está dada por la mejora relativa de los clientes de Mirgor, sumada a la pequeña entrega a GM para el vehículo Nuevo Corsa. Si bien se está negociando con este cliente para obtener la órden de compra definitiva, algunas cuestiones comerciales han demorado el acuerdo, por lo que se está entregando bajo la modalidad de órdenes de compra cerradas.

El segundo aspecto a destacar es el de la baja de precios de todos los productos Mirgor en pesos, motivado en la fuerte revaluación de nuestra moneda. Al cierre del 2 trimestre del año anterior, la cotización del dólar llegaba a casi $3,80 por unidad, mientras que al cierre del mismo período de este año el valor llegaba a menos de $2,80 por unidad.

Dada la gran participación de las monedas extranjeras en los productos de la empresa, están acordados esquemas de ajustes de precios con los clientes, que contemplan estas variaciones.

Otro factor que influyó sobre la baja del monto de ventas fue la disminución de la participación de aire acondicionado, que pasa de 59% a 43%, siendo más impactante en VW, que está recibiendo pedidos de reducción de equipamiento por parte de su cliente mexicano.

Durante el período se vendieron 9081 sistemas para autos con aire acondicionado, un 11,6% más que en el mismo período del año anterior. También se entregaron a los clientes 6921 sistemas para autos sin aire acondicionado, un 23,6% más que el período Abril-Junio de 2002.

En el cambio del mix de ventas ha incidido la cancelación del proyecto Xsara, que se producía en Uruguay y que demandaba un producto de alto valor en comparación con los diseños que se utilizan en la mayoría de los vehículos que se producen en el país.

Un hecho destacable es el de las exportaciones de condensadores. Pese a que la actividad automotriz en Brasil ha sido muy afectada por la caída de las ventas, la demanda que enfrenta nuestra planta ha estado aumentando permanentemente gracias a que nuestros productos se destinan a dos modelos de gran éxito el Ford Fiesta y el nuevo Eco-Sport.

Pese a la revaluación del peso, durante el mes de mayo hemos podido comprobar que en una situación de equilibrio entre el real y el peso nuestros precios son muy competitivos en ese mercado tan exigente.

2. *ESTRUCTURA PATRIMONIAL* **(cifras correspondientes a los estados consolidados y expresadas en pesos constantes – ver Nota 1)**

	30/06/2003	30/06/2002 (1)	30/06/2001 (1)	30/06/2000 (1)	30/06/1999 (1)
Activo Corriente	58,364,849	83,324,317	88,248,604	107,451,440	111,877,938
Activo no Corriente	35,736,616	44,775,629	48,517,608	49,891,727	52,678,889
Total del Activo	94,101,465	128,099,946	136,766,212	157,343,167	164,556,827
Pasivo Corriente	23,463,253	58,033,459	56,317,851	62,134,822	65,045,274
Pasivo no Corriente	15,310,758	6,730,582	0	0	1,559,739
Total del Pasivo	38,774,011	64,764,041	56,317,851	62,134,822	66,605,013
Participación Minoritaria	3,656	4,098	5,577	5,810	13
Patrimonio Neto	55,323,798	63,331,807	80,442,784	95,202,535	97,951,801
Total de Pasivo y Patrimonio Neto	94,101,465	128,099,946	136,766,212	157,343,167	164,556,827

(1) Presentados originalmente en moneda histórica y reexpresados hasta el 28/02/03

3. *ESTRUCTURA DE RESULTADOS.* **(cifras correspondientes a los estados consolidados y expresadas en pesos constantes – ver Nota 1)**

	30/06/2003	30/06/2002 (1)	30/06/2001 (1)	30/06/2000 (1)	30/06/1999 (1)
Resultado operativo ordinario	(823,092)	(112,461)	(1,347,632)	1,743,843	785,723
Resultado financieros	(955,362)	(9,878,837)	(3,773,630)	(2,385,125)	(3,606,377)
Otros (egresos) / ingresos	(1,579,844)	(131,542)	(132,782)	110,992	(309,098)
Resultado participación		0			
minoritaria	(126)	1,415	30	9	510
Resultado neto ordinario	(3,358,424)	(10,121,425)	(5,254,014)	(530,281)	(3,129,242)
Resultado neto	(3,358,424)	(10,121,425)	(5,254,014)	(530,281)	(3,129,242)

(1) Presentados originalmente en moneda histórica y reexpresados hasta el 28/02/03

4. *DATOS ESTADÍSTICOS (1)*

Volumen de unidades		30/06/2003		30/06/2002		30/06/2001		30/06/2000		30/06/1999	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	46,169	83,979	28,623	51,990	46,822	103,149	68,858	110,071	54,467	99,067
Ventas	(3)	41,010	79,280	17,820	26,220	22,914	39,541	39,322	68,762	28,997	49,983
- Locales		20,434	34,498	17,820	26,220						
Equipos c/aire		9,081	14,659	8,135	12,630						
Equipos s/aire		6,921	11,900	5,600	7,675						
Tableros		4,432	7,939	4,085	5,915						
- Exportación		20,576	44,782								

(1) A partir del presente periodo se exponen las unidades vendidas por ICSA como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. *INDICES*

	30/06/2003	30/06/2002	30/06/2001	30/06/2000	30/06/1999
Liquidez	2.49	1.44	1.57	1.73	1.72
Solvencia	1.43	0.98	1.43	1.53	1.47
Inmovilizacion del capital	0.38	0.35	0.35	0.32	0.32

6. *COTIZACIONES*

ENE 03	ENE 02	FEB 03	FEB 02	MAR 03	MAR 02
9.40	4.10	10.10	4.10	9.30	4.10
ABR 03	ABR 02	MAY 03	MAY 02	JUN 03	JUN 02
12.60	4.50	15.50	4.60	16.10	4.30

7. *PERSPECTIVAS*

La mayor expectativa de la empresa está concentrada en la finalización de las negociaciones con General Motors para concretar el acuerdo de provisión del nuevo Corsa. De acuerdo con estimaciones preliminares la participación de mercado de Mirgor podría aproximarse al 50%, un porcentaje que nos pone en una excelente posición para apalancar el crecimiento de la empresa en cuanto se empiece a normalizar la actitividad económica.

De acuerdo con nuestras propias estimaciones nuestros clientes han disminuido significativamente sus inventarios en los meses pasados y esto podría determinar algunos aumentos de producción para la última parte del año.

Mientras esto ocurre, la empresa continúa evaluando nuevas posibilidades de expansión de la actividad, teniendo en cuenta la oportunidad que presenta la necesidad de sustituir importaciones.

Río Grande, 08 de agosto de 2003.

Lic. Roberto Gustavo Vazquez
Presidente

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°33 POR EL PERIODO DE SEIS MESES INICIADO EL 1 DE ENERO DE 2003 Y FINALIZADO EL 30 DE JUNIO DE 2003, COMPARATIVO CON EL EJERCICIO PRECEDENTE Y CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 7 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

	PESOS
20.000.000 de acciones ordinarias de valor nominal S0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 30 DE JUNIO DE 2003 Y AL 31 DE DICIEMBRE DE 2002.

- Expresados en pesos – ver Nota 1

	2003	2002
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	11,973,043	8,949,955
Inversiones Temporarias - Nota 2	1,547	5,064,959
Créditos por ventas - Nota 2	11,239,990	8,806,415
Créditos fiscales - Nota 2	486,206	1,076,940
Otros créditos - Nota 2	1,656,245	2,166,336
Bienes de Cambio - Nota 2	33,007,818	40,815,020
TOTAL DEL ACTIVO CORRIENTE	58,364,849	66,879,625
ACTIVO NO CORRIENTE		
Otros Créditos - Nota 2	4,292,675	5,039,934
Créditos fiscales - Nota 2	6,176,839	5,566,640
Activos Intangibles - Nota 1.e.b)	138,014	366,168
Bienes de Uso - Nota 1.e.a)	25,129,088	27,485,463
TOTAL DEL ACTIVO NO CORRIENTE	35,736,616	38,458,205
TOTAL DEL ACTIVO	94,101,465	105,337,830

Las notas 1 y 3 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 30 DE JUNIO DE 2003 Y AL 31 DE DICIEMBRE DE 2002.

- Expresados en pesos — ver Nota 1

	2003	2002
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	10,275,775	11,639,916
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	1,212,429	1,096,562
Anticipos de clientes	2,913,900	6,423,746
Préstamos - Nota 2	8,752,412	9,457,954
Otras	144,957	154,602
Total Deudas	23,299,473	28,772,780
Previsiones	163,780	1,042,593
TOTAL DEL PASIVO CORRIENTE	23,463,253	29,815,373
PASIVO NO CORRIENTE		
Deudas:		
Anticipos de clientes	3,892,318	0
Préstamos - Nota 2	11,418,440	16,836,705
TOTAL DEL PASIVO NO CORRIENTE	15,310,758	16,836,705
TOTAL DEL PASIVO	38,774,011	46,652,078
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS	3,656	3,530
PATRIMONIO NETO	55,323,798	58,682,222
TOTAL DEL PASIVO, PARTICIPACION DE TERCEROS Y PATRIMONIO NETO	94,101,465	105,337,830

Las notas 1 y 3 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1

	2003	2002
Ventas netas (incluye beneficios fiscales de I.V.A. por 5.449.972 y de 6.339.831 respectivamente)	46,596,756	54,271,341
Costo de las mercaderías vendidas	(42,761,203)	(48,883,135)
UTILIDAD BRUTA	3,835,553	5,388,206
Gastos de Administración	(3,758,039)	(4,486,606)
Gastos de Comercialización	(879,250)	(992,705)
Otros Egresos / Ingresos	(1,579,844)	(131,540)
Resultados financieros y por tenencia		
Generados por activos - Nota 3	(5,524,554)	8,976,403
Generados por pasivos - Nota 3	4,569,192	(18,855,241)
Resultado por inversiones permanentes	(21,356)	(21,356)
SUBTOTAL	(3,358,298)	(10,122,839)
Participación de terceros en sociedades controladas	(126)	1,415
PERDIDA DEL PERIODO	(3,358,424)	(10,121,424)

Las notas 1 y 3 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

	2003	2002
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	14,014,326	4,999,103
Efectivo al cierre del período	11,974,003	5,128,133
(Disminición) Aumento del efectivo	(2,040,323)	129,030
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Pérdida ordinaria del período	(3,358,424)	(10,121,424)
Intereses y Diferencia de cambio devengada sobre deuda	(2,138,505)	5,162,742
Ajustes para arribar al flujo neto de efectivo provenientes de las actividades operativas		
Depreciación de Bienes de Uso y Activos Intangibles	2,778,202	2,816,006
Participación minoritaria	126	(1,415)
Previsión para desvalorización de inventarios (Efecto Neto)	(976,402)	9,093,393
Resultado por participaciones permanentes en sociedades	21,356	21,356
Resultado por inversiones a corto plazo	0	630
Previsión para contingencias	(878,813)	1,959,404
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	1,618	625,615
Variación en Activos y Pasivos operativos		
Creditos por ventas	(2,433,575)	(4,989,847)
Bienes de Cambio	8,783,604	(27,124,305)
Deudas Comerciales	(1,364,141)	7,628,665
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos)	96,402	6,779,357
Anticipo de clientes	382,472	8,531,664
Otros	1,226,351	883,755
Intereses pagados	(1,450,474)	(934,463)
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES OPERATIVAS	689,797	331,133

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2003	2002
ACTIVIDADES DE INVERSION		
Adquisición de bienes de uso	(195,291)	(236,867)
Venta de bienes de uso	0	34,764
FLUJO DE NETO DE EFECTIVO UTILIZADO POR LAS ACTIVIDADES DE INVERSIÓN	(195,291)	(202,103)
ACTIVIDADES DE FINANCIACION		
Cancelación de préstamos	(2,534,829)	0
FLUJO DE NETO DE EFECTIVO UTILIZADO POR LAS ACTIVIDADES DE FINANCIACION	(2,534,829)	0
(DISMINUCION) AUMENTO NETO DEL EFECTIVO	(2,040,323)	129,030

Las notas 1 y 3 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE JUNIO DE 2003 Y 2002.
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 30 de Junio de 2003 y 2002 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en la Resolución 434 que modificó el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución y la discontinuación de los efectos en el cambio del poder adquisitivo de la moneda establecidos en la Resolución General N° 441 de la Comisión Nacional de Valores tal como se indica en la nota 1 a los estados contables básicos.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro. 4 de la FACPCE, con las modificaciones introducidas por la Resolución Técnica N° 19 también de la FACPCE, y con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, modificada por la Resolución Técnica N° 19, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 30 de Junio de 2003, 31 de Diciembre de 2002 y 30 de Junio de 2002, según corresponda, con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 30/06/2003	Fecha de cierre del periodo
Interclima Sociedad Anónima	99,9667	30/06/03

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE JUNIO DE 2003 Y 2002
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 30 de Junio de 2003 y 2002 y los del 31 de Diciembre de 2002, se utilizaron los estados contables de Interclima Sociedad Anónima que al 30 de Junio de 2003 y 2002 cuentan con informe de revisión limitada de Pistrelli, Henry Martin y Asociados S.R.L. y de Henry Martin, Lisdero y Asociados, respectivamente, y al 31 de Diciembre de 2002 con la auditoría de Henry Martin, Lisdero y Asociados, los que han emitido los correspondientes informes de revisión limitada con salvedades determinadas e indeterminadas de fecha 08 de agosto de 2003 y con salvedades indeterminadas de fecha 23 de Agosto de 2002 y de auditoría: con salvedades determinadas e indeterminadas de fecha 10 de Marzo de 2003.

e) Evolución de activos significativos:

	30-06-03	31-12-02
a) Bienes de Uso:	$	$
Saldo al inicio	27.485.464	38.586.113
Altas	195.291	530.341
Bajas (neto de amortizaciones)	(1.618)	(6.395.002)
Amortizaciones	(2.550.048)	(5.235.989)
Saldo al cierre	25.129.088	27.485.463
b) Bienes Intangibles		
Saldo al inicio	366.168	774.116
Amortizaciones	(228.154)	(407.948)
Saldo al cierre	138.014	366.168

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE JUNIO DE 2003 Y 2002.

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS

	30/06/2003	31/12/2002
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	19,237	17,899
Caja moneda extranjera	49,844	848,257
Bancos moneda nacional	6,210,645	7,789,049
Bancos moneda extranjera	5,693,317	294,750
	11,973,043	8,949,955
Inversiones Temporarias		
Titulos y Acciones	587	591
Caja de ahorro y otros en moneda extranjera	0	5,063,401
Caja de ahorro en moneda nacional y otros	960	967
	1,547	5,064,959
Créditos por ventas		
Deudores por ventas	10,802,330	8,225,134
Deudores por ventas moneda extranjera	523,247	666,395
Previsión deudores incobrables	(85,587)	(85,114)
	11,239,990	8,806,415
Créditos fiscales		
IVA crédito fiscal	437,935	1,006,753
Otros	48,271	70,187
	486,206	1,076,940
Otros Créditos		
Documentos a Cobrar	700,986	1,513,368
Intereses a Devengar	(89,362)	(78,248)
Creditos diversos	0	284,635
Otros	1,044,621	446,581
	1,656,245	2,166,336

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE JUNIO DE 2003 Y 2002.

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS – Continuación

	30/06/2003	31/12/2002
Bienes de cambio		
Productos elaborados	8,603,760	11,335,434
Materia prima	25,127,171	31,804,395
Materia prima en tránsito	4,172,805	3,303,341
Existencia al cierre	37,903,736	46,443,170
Anticipo a proveedores en moneda nacional	402,401	804,366
Anticipo a proveedores en moneda extranjera	917,062	759,267
Previsión para desvalorización	(6,215,381)	(7,191,783)
	33,007,818	40,815,020
ACTIVO NO CORRIENTE		
Otros Créditos		
Reintegros a cobrar en moneda nacional	2,141,206	2,067,247
Documentos a Cobrar	2,453,451	3,410,035
Intereses a Devengar	(312,767)	(469,490)
Otros	10,785	32,142
	4,292,675	5,039,934
Créditos Fiscales		
Ahorro obligatorio	7,842	7,900
I.V.A. Crédito fiscal	3,187,951	2,984,289
Impuesto a la ganancia Mínima Presunta	1,558,165	1,273,669
Beneficios promocionales a cobrar	1,004,755	925,103
Otros	418,126	375,679
	6,176,839	5,566,640

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE JUNIO DE 2003 Y 2002.

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS – Continuación

	30/06/2003	31/12/2002
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	4,703,796	6,359,492
En moneda extranjera	5,571,979	5,280,424
	10,275,775	11,639,916
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	412,944	494,668
Deudas fiscales	799,485	601,894
	1,212,429	1,096,562
Préstamos		
Financieros en moneda local	3,872,842	4,948,206
Financieros en moneda extranjera	4,879,570	4,509,748
	8,752,412	9,457,954
PASIVO NO CORRIENTE		
Deudas:		
Préstamos		
Financieros en moneda local	2,347,700	2,807,948
Financieros en moneda extranjera	9,070,740	14,028,757
	11,418,440	16,836,705

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE JUNIO DE 2003 Y 2002.
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 3 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

	2003		2002	
	Generados por		Generados por	
	Activos	Pasivos	Activos	Pasivos
	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia
Intereses	469,780	(949,055)	33,052	3,313,434
Diferencia de cambio	(1,256,843)	5,125,932	(2,627,345)	(24,279,700)
Resultado por tenencia				
- Bienes de cambio -	(5,171,435)		28,978,954	
- Previsiones	694,325		(4,532,721)	
Resultado por exposición al cambio en el poder adquisitivo de la moneda	(346,836)	392,315	(12,631,001)	2,111,025
- Inversiones corrientes y créditos fiscales - Nota 5.c	86,455		(244,536)	
Subtotal	(5,524,554)	4,569,192	8,976,403	(18,855,241)
Total	(955,362)		(9,878,838)	

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003 COMPARATIVO CON EL ULTIMO EJERCICIO ECONOMICO.

- Expresados en pesos – ver Nota 1.a)

	2003													2002
							Información sobre el emisor							
								Últimos estados contables emitidos						
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Mayor valor de la inversión (Nota 1.d)	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del ejercicio	P. Neto	% del participac. s/ capital social		Valor de libros
Inversiones corrientes:														
Baesa	1.0	246	326,425			587								591
Total inversiones corrientes						587								591
Inversiones no corrientes:														
Soc. Art. 33 - Ley 19.550:														
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	10,878,995	10,785	10,889,780	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	30/06/03	12,000	377,875	10,978,823	99.97%		10,533,388
Total Inversiones no corrientes						10,889,780								10,533,388
Total Inversiones						10,890,367								10,533,979

U.S. "SEC"
FILE N° 82-3941

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003				2002
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	2,001,252	1,101,979	197,422	3,300,653	4,236,293
Contribuciones y beneficios sociales	437,604	317,576	49,662	804,842	968,187
Seguros	230,107	49,169	2,551	281,827	236,893
Honorarios y gastos de capacitación	77,900	182,633	1,500	262,033	339,423
Impuestos, tasas y contribuciones	232,214	218,050	132,182	582,446	470,940
Otros gastos varios de administración	0	723,342	0	723,342	1,199,070
Amortizaciones bienes de uso	1,588,587	983,367	24,325	2,596,279	2,682,637
Amortizaciones intangibles	0	181,923	0	181,923	133,368
Gastos varios de producción	667,754	0	0	667,754	882,314
Gastos de nacionalización y despacho	987,644	0	0	987,644	1,678,813
Transportes, fletes y acarreos	3,270,508	0	219,720	3,490,228	4,758,664
Otros gastos de comercialización	0	0	251,888	251,888	326,159
TOTALES 2003	9,493,570	3,758,039	879,250	14,130,859	
TOTALES 2002	12,433,451	4,486,607	992,705		17,912,761

U.S. "SEC"
FILE N° 82-3941

ESTADO DE SITUACIÓN PATRIMONIAL AL 30 DE JUNIO DE 2003 Y AL 31 DE DICIEMBRE DE 2002

- Expresados en pesos - ver Nota 1.a)

	2003	2002
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	9,609,462	8,140,586
Inversiones temporarias - Nota 2	1,547	5,064,959
Créditos por ventas - Nota 2	10,708,180	8,120,841
Créditos Fiscales - Nota 2	312,739	906,803
Otros Créditos - Nota 2	1,632,077	1,864,324
Bienes de Cambio - Nota 2	30,812,001	38,774,595
TOTAL DEL ACTIVO CORRIENTE	53,076,006	62,872,108
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades - Anexo C	10,889,780	10,533,388
Créditos Fiscales - Nota 2	3,002,244	2,643,206
Otros Créditos - Nota 2	3,060,454	3,867,128
Bienes de Uso - Anexo A	22,803,966	24,926,314
Activo Intangibles - Anexo B	84,262	266,185
TOTAL DEL ACTIVO NO CORRIENTE	39,840,706	42,236,221
TOTAL DEL ACTIVO	92,916,712	105,108,329

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 30 DE JUNIO DE 2003 Y AL 31 DE DICEMBRE DE 2002

- Expresados en pesos – ver Nota 1.a)

	2003	2002
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	8,730,726	10,190,234
Remuneraciones, Cargas Sociales y Fiscales -	1,078,724	1,015,461
Préstamos - Nota 2	8,752,412	9,457,954
Anticipos de clientes - Anexo G (2002)	2,913,900	6,423,746
Otras - Nota 2	642,614	1,459,414
Total de Deudas	22,118,376	28,546,809
Previsiones - Anexo E	163,780	1,042,593
TOTAL DEL PASIVO CORRIENTE	22,282,156	29,589,402
PASIVO NO CORRIENTE		
Deudas:		
Préstamos - Nota 2	11,418,440	16,836,705
Anticipos de clientes - Anexo G	3,892,318	0
TOTAL DEL PASIVO NO CORRIENTE	15,310,758	16,836,705
TOTAL DEL PASIVO	37,592,914	46,426,107
PATRIMONIO NETO (Según estado respectivo)	55,323,798	58,682,222
TOTAL DEL PASIVO Y PATRIMONIO NETO	92,916,712	105,108,329

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
Ventas netas (incluye beneficios fiscales de I.V.A. por 5.449.972 y de 6.339.831 respectivamente) - Nota 5.e	42,732,341	47,686,205
Costo de las mercaderías vendidas - Anexo F	(40,254,232)	(44,458,249)
UTILIDAD BRUTA	2,478,109	3,227,956
Gastos de Administración - Anexo H	(3,652,624)	(4,384,147)
Gastos de Comercialización - Anexo H	(866,068)	(985,186)
Otros Ingresos y Egresos - Nota 2	(1,254,396)	331,866
Resultados financieros y por tenencia		
Generados por activos - Nota 4	(4,896,700)	15,006,415
Generados por pasivos - Nota 4	4,476,861	(19,063,206)
Resultado ordinario por inversiones permanentes	356,394	(4,255,122)
RESULTADO NETO DEL PERIODO	(3,358,424)	(10,121,424)
RESULTADO POR ACCION - NOTA 14		
BÁSICO - ORDINARIO	(0.1679)	(0.5061)
DILUIDO - ORDINARIO	(0.1679)	(0.5061)

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

\- Expresadas en pesos – ver Nota 1.a)

	2003											2002
DETALLE	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	46,855,986	60,610,549	73,453,228
Modificación de saldos - Nota 15										(1,928,327)	(1,928,327)	
Saldos al inicio modificados	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,927,659	58,682,222	73,453,228
Resultado neto del periodo										(3,358,424)	(3,358,424)	(10,121,424)
Saldos al 30 de Junio de 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,569,235	55,323,798	
Saldos al 30 de Junio de 2002	2,000,000	4,156,057	972	121	5,243,562	11,400,712	2,280,143	73,708	2,353,851	49,577,242		63,331,804

(*) Ver nota 3.b-

Las notas 1 a 15 son parte integrante de estos estados contables.

U.S. "SEC"
FILE N° 82-3941

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	13,204,957	4,990,963
Efectivo al cierre del periodo	9,610,422	5,093,342
(Disminución) Aumento neto del efectivo	(3,594,535)	102,379
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
(Pérdida) ordinaria del período	(3,358,424)	(10,121,424)
Intereses y Diferencia de cambio devengada sobre deuda	(2,138,505)	5,162,742
Ajustes para arribar al flujo neto de efectivo proveniente de las actividades operativas		
Depreciación de Bienes de Uso y Activos Intangibles	2,468,436	2,501,650
Previsión para desvalorización de inventarios (Efecto Neto)	(990,967)	8,389,728
Resultado por participaciones permanentes en sociedades	(356,394)	4,255,122
Resultado por participaciones a corto plazo	0	630
Previsión para contingencias	(878,813)	1,959,404
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	1,585	625,615
Variación en Activos y Pasivos operativos		
Creditos por ventas	(2,587,339)	(3,907,058)
Bienes de Cambio	8,953,561	(25,737,405)
Deudas Comerciales	(1,459,508)	6,503,714
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos)	298,289	4,060,090
Anticipo de clientes	382,472	8,531,664
Otros	222,124	(1,002,635)
Intereses pagados	(1,450,473)	(934,463)
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	(893,956)	287,374

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2003	2002
ACTIVIDADES DE INVERSION		
Adquisición de bienes de uso	(165,750)	(219,759)
Venta de bienes de uso	0	34,764
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE INVERSIÓN	(165,750)	(184,995)
ACTIVIDADES DE FINANCIACION		
Cancelación de préstamos	(2,534,829)	0
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE FINANCIACION	(2,534,829)	0
(DISMINUCION) AUMENTO NETO DEL EFECTIVO	(3,594,535)	102,379

Las notas 1 a 15 son parte integrante de estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda homogénea.

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 siguiendo el método de reexpresión establecido por la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.) mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos. De acuerdo con lo establecido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores, la Sociedad discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003. Las normas contables profesionales mantienen vigente la aplicación de este método. Por lo tanto, de haberse reconocido los efectos de dichas variaciones, (a) el patrimonio neto de la sociedad al 30 de Junio de 2003 hubiera disminuido en aproximadamente en $ 821.936 y la pérdida por el período de seis meses terminando en esa fecha hubiera disminuido aproximadamente $ 1.125.170 y (b) los rubros presentados al 30 de Junio de 2002 y al 31 de Diciembre de 2002 con fines comparativos se hubieran reexpresado para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 01 de Marzo de 2003.

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevaleciente y de acuerdo con lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores y aceptado por las normas contables profesionales, las mediciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la Comisión Nacional de Valores, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001 y de acuerdo con la mencionada Resolución 441 de la CNV se discontinuó a partir del 1 de marzo de 2003.

Se resume a continuación la siguiente información patrimonial y de resultados, expresada en moneda homogénea de acuerdo con el método de la Resolución Técnica N° 6 de la F.A.C.P.C.E. y requerida por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires:

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

	$
Activo Corriente	53,076,006
Activo no Corriente	39,018,770
Total Activo	92,094,776
Pasico Corriente	22,282,157
Pasivo no Corriente	15,310,758
Total Pasivo	37,592,915
Patrimonio Neto	54,501,861
Total	92,094,776
Resultado del Ejercicio	(2,233,254)

La información presentada con propósitos comparativos relacionada con los estados contables al 30 de Junio de 2002 (Estado de Resultados, de Evolución del Patrimonio Neto y de Flujo de Efectivo) ha sido reexpresada por la variación en el IPIM entre el 30 de junio de 2002 y el 28 de Febrero de 2003. Sin embargo no consideraron los efectos por el cambio en las normas contables (ver Nota 1 b) y c)).

b) Nuevas Normas Contables aplicadas en la preparación y presentación de los estados contables

La Comisión Nacional de Valores (CNV) emitió con fecha 14 de enero de 2003, la Resolución General N° 434 según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las nuevas normas contables aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) (Resoluciones Técnicas Nros. 16 a 20 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones incorporadas por las Resoluciones C.D. Nros. 238/01, 243,01, 261/01, 262/01, 187/02 y M.D. 32/02 del CPCECABA).

Dichas normas contables incorporaron cambios en los criterios de medición del patrimonio neto y en la determinación de los resultados, así como nuevos requerimientos en materia de exposición. Los cambios que pueden resultar de mayor relevancia para la Sociedad incluyen la determinación del valor actual de sus créditos fiscales, la cuantificación del impuesto a las ganancias por el método de lo diferido, las restricciones en cuanto al reconocimiento de activos intangibles y otros aspectos en materia de revelación como ser utilidades por acción, tal como se explica en cada uno de los rubros pertinentes.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación han sido registrados en forma retroactiva, es decir que se han afectado los Resultados de Ejercicios Anteriores tal como se indica en la nota 15

c) Criterios de exposición contable

A partir del presente período y considerando lo requerido por la Resolución Técnica N° 8 de la FACPCE (modificada por al RT N° 19 DE LA F.A.C.P.C.E.) la sociedad procedió a cambiar la presentación de los estados contables comparativos, dado que mientras hasta el ejercicio anterior la comparación se efectuaba con el mismo período del ejercicio anterior, ahora se efectúa a nivel del estado de situación patrimonial con el del último cierre de ejercicio (31 de Diciembre de 2002) y los Estados de Resultados, de Evolución del Patrimonio Neto y de Flujo de Efectivo (antes de Origen y aplicación de Fondos) con los del mismo período del ejercicio anterior (30 de Junio de 2002). Cabe consignar que si bien las nuevas normas profesionales requieren readecuar los estados contables presentados con propósitos comparativos a los nuevos criterios contables adoptados, la Dirección de la Sociedad atendiendo a un concepto de practicidad, oportunidad y equilibrio entre costos y beneficios decidió no considerar tales efectos al 30 de Junio de 2002; en consecuencia, la comparabilidad de la información se encuentra afectada por dicha circunstancia.

d) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:

  - En moneda nacional: a su valor nominal al cierre, incluyéndose de corresponder, los intereses devengados explícitos o implícitos a dichas fechas, según corresponda, los cuales han sido determinados mediante el cálculo del valor descontado de los flujos de fondos siguiendo los criterios establecidos en la Resolución de MD N° 32/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, teniendo en cuenta las presentes circunstancias económicas en razón de las características actuales del mercado financiero, por lo cual se ha considerado la tasa de interés del banco de la Nación Argentina aplicable a Cajas de Ahorro.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- *Cifras expresadas en pesos* – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- *En moneda extranjera:* a su valor nominal en moneda extranjera más los intereses explícitos o implícitos devengados al cierre, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período o ejercicio, según corresponda.

- Otros créditos y deudas en moneda nacional (excepto saldos por impuesto diferido): han sido valuados a su valor estimado descontado de la suma a cobrar o a pagar considerando los criterios establecidos en la Resolución de MD N° 32/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, en virtud de lo mencionado en el primer parrafo (Caja y Bancos, Créditos por ventas, Otros Créditos y Pasivos).

- Bienes de cambio:

  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre considerando los precios de contado para los volúmenes habituales de compra. Asimismo, los bienes importados se valúan al costo de reposición considerando el tipo de cambio vigente al cierre.

  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre con límite en su valor neto de realización.

- Participaciones Permanentes en Sociedades:

  - Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones introducidas por la Resolución Técnica N° 19, el que fue calculado en base a los estados contables al 30 de Junio de 2003 de Interclima S.A., sobre los cuales Pistrelli, Henry Martin, y Asociados S.R.L., ha emitido un informe de revisión limitada con salvedades determinadas e indeterminadas de fecha 08 de agosto de 2003.

    Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la sociedad controlada a los de la Sociedad, entre los que se pudieron asignar el mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros, que se incluyó como valor de la inversión.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados. (Ver apartado b) Impuesto a las ganancias – Impuesto a las ganancias mínimas presuntas.)

- Bienes de Uso

Los bienes de uso se encuentran valuados a su costo reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

El valor residual contable de los bienes de uso se revisa para verificar si sufrió alguna desvalorización cuando existan hechos o haya cambios en las circunstancias que indican que el valor registrado puede no ser recuperable. Si existiese algún indicio y los valores de libro superasen el monto recuperable estimado, los activos o las actividades generadoras de fondos se reducen hasta llegar al monto recuperable. El monto recuperable para los bienes de uso equivale al valor neto de realización o al valor de uso, el que sea mayor. Al determinar el valor de uso, se efectúa una primera comparación con los flujos de fondos estimados futuros sin descontar. En el caso que el valor de los flujos de fondos fuera mayor que su valor neto de realización e inferior al valor residual contable, se efectúa una nueva comparación con el flujo descontados y el valor neto de realización para determinar cual es el valor recuperable de los bienes de uso y determinar la desvalorización a contabilizar en caso de corresponder. Las pérdidas por desvalorización se reconocen en el estado de resultados.

- Activos Intangibles

Hasta el 31 de Diciembre de 2002 los Gastos de investigación y desarrollo y Licencias vinculadas a nuevos productos, se incluían dentro del rubro de la referencia habiendo sido valuados a su costo de reposición reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos, los cuales serán amortizados en función de la alternativa a) 2. establecida en la sección 8.2.3. de la Resolución Técnica N° 17, es decir por el plazo de vida útil remanente.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

A partir de la vigencia de las nuevas Resoluciones Técnicas, mencionadas en el apartado b) de la presente nota 1. los Gastos de Investigación y Desarrollo se imputarán a los resultados del período en el que se incurran.

- Previsiones:

  - Deducidas del activo:

    a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

    b) Desvalorización de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

  - Incluidas en el Pasivo:

    - Para contingencias: ver nota 11

- Cuentas de patrimonio neto:

  - Se encuentran reexpresadas hasta el 28 de Febrero de 2003 de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 28 de Febrero de 2003 se expone en la cuenta "Ajuste del Capital Social".

- Cuentas del estado de resultados

  - Las cuentas de resultados correspondientes al periodo comprendido entre el 01 de enero y el 28 de febrero de 2003 se encuentran actualizados hasta este último momento. Los movimientos entre el 01 de marzo y el 30 de junio de 2003 se encuentran expresados en moneda histórica.

  - Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a la controlada.

- Los resultados financieros y por tenencia incluyen tanto las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.

- Se procedió a segregar los componentes financieros contenidos en la cuentas de resultado.

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

a. Situación de MIRGOR S.A.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

A partir del presente período y como consecuencia de la puesta en vigencia de las nuevas normas contables referidas en el apartado b) de la presente nota, el impuesto a las ganancias se contabiliza siguiendo el método diferido del pasivo, por todas las diferencias temporarias existentes a la fecha del balance general entre las bases imponibles del activo y pasivo y sus montos registrados en los presentes estados contables, tal como lo establece la Resolución Técnica N° 17 de la FACPCE.

El activo por impuesto a las ganancias diferido se reconoce cuando existan diferencias que disminuyan los impuestos futuros y quebrantos acumulados de ejercicios anteriores que no fueron utilizados, en la medida en que sea probable la existencia de ganancia impositiva disponible para poder utilizar contra ellas. El valor de libros de los activos por impuesto a las ganancias diferido se revisa cada vez que se preparan los estados contables y se reduce en la medida en que ya no haya probabilidad de que exista suficiente ganancia imponible contra la cual se pueda utilizar la totalidad o una parte del activo por impuesto a las ganancias diferido.

De acuerdo con las normas del organismo de control los activos y pasivos por impuesto a las ganancias diferido son valuados a su valor nominal y cuantificados a las tasas que se espera que se apliquen al período en que se realice el activo o se cancele el pasivo considerando las normas legales sancionadas hasta la fecha de los estados contables y se exponen en el activo o pasivo no corriente, según corresponda.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

Las normas contables profesionales aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, establecen que los saldos de impuesto diferido deben ser valuados a su valor descontado utilizando tasas de mercado vigentes al cierre del período o ejercicio. El efecto de dicho descuento sobre el patrimonio neto al 30 de junio de 2003 y el resultado por el período de seis meses finalizado en esa fecha no ha sido significativo en relación a los presentes estados contables, teniendo en cuenta lo indicado en el siguiente párrafo.

Considerando que la empresa cuenta con quebrantos impositivos por la suma de $ 10.355.369, existe un activo por impuesto diferido de $ 3.624.378, el que ha sido desvalorizado en un 100% teniendo en cuenta las dificultades del mercado actual que asegure la probabilidad de la recuperación del activo en cuestión, con ganancias sujetas al impuesto.

Tales impuestos diferidos tienen las siguientes fechas de prescripción:

Año de Origen	Monto de Quebranto	Impuesto Diferido	Año de Prescripción
1998	59.517	20.830	2003
2000	323.527	113.234	2005
2001	119.008	41.653	2006
2002	9.853.317	3.448.661	2007
Totales	**10.355.369**	**3.624.378**	

En el periodo finalizado al 30 de junio de 2003, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias. En consecuencia el valor de la provisión asciende a $ 261.184, la cual fue registrada con contrapartidas en los créditos fiscales no corrientes.

b. Situación en la controlada ICSA

Interclima S.A. no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las condiciones macroeconómicas de la Argentina para practicar el Ajuste por Inflación Impositivo, previsto en la ley del gravamen.

La Empresa confeccionó y presentó la declaración jurada correspondiente al gravamen por el período fiscal 2002, conteniendo dicho ajuste, lo cual llevó a determinar un quebranto aproximado de $5.200.000.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

De no practicarse el ajuste por inflación impositivo, la Empresa hubiera determinado por el ejercicio 2002, un impuesto a las ganancias, de aproximadamente $ 260.000, (luego del cómputo de quebrantos de períodos anteriores), y de $ 103.000 por el período en curso.

Interclima S.A. interpuso un recurso ante el Poder Judicial a los efectos de contar con la protección jurisdiccional correspondiente, al entender que debido a la alta inflación que afectó al ejercicio 2002 debe dejarse sin efecto el artículo 39 de la ley N° 24.073 del año 1992, que estableció el índice aplicable para el ajuste por inflación impositivo en el valor de 1.00 (uno) y suspendió en los hechos tal ajuste en la base imponible, incorporado a la legislación en un contexto económico totalmente distinto al del ejercicio 2002. En consecuencia, dicho pasivo ($ 363.000) no ha sido registrado en los estados contables al 30 de Junio de 2003, por lo cual la inversión no considera dicho menor valor.

- Estado de flujo de efectivo

De acuerdo con lo previsto en la Resolución Técnica N° 19 de la FACPCE, se incluye como estado básico el Estado de Flujo de Efectivo. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los flujo neto de efectivo "generados por" o "utilizados en" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "efectivo" al, efectivo más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	30/06/2003	31/12/2002
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	16,390	10,236
Caja moneda extranjera - Anexo G	49,844	46,551
Bancos moneda nacional	3,849,911	7,789,049
Bancos moneda extranjera - Anexo G	5,693,317	294,750
	9,609,462	8,140,586
Inversiones Temporarias		
Titulos y Acciones - Anexo C	587	591
Caja de ahorro y otros en moneda ext. - Anexo G	0	5,063,401
Caja de ahorro en moneda nacional y otros	960	967
	1,547	5,064,959
Créditos por ventas		
Deudores por ventas	10,793,767	8,205,955
Previsión deudores incobrables - Anexo E	(85,587)	(85,114)
	10,708,180	8,120,841
Créditos fiscales		
IVA crédito fiscal	309,806	883,273
Otros	2,933	23,530
	312,739	906,803
Otros Créditos		
Documentos a Cobrar - Anexo G	700,986	1,513,368
Intereses a Devengar - Anexo G	(89,362)	(78,248)
Otros	1,020,453	429,204
	1,632,077	1,864,324

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	30/06/2003	31/12/2002
Bienes de cambio		
Productos elaborados	7,915,106	11,096,316
Materia prima	23,898,979	30,047,273
Materia prima en tránsito	3,546,705	2,915,940
Existencia al cierre	35,360,790	44,059,529
Anticipo a proveedores en moneda nacional - Nota 8	401,517	785,426
Anticipo a proveedores en moneda extranjera - Anexo G	888,354	759,267
Previsión para desvalorización - Anexo E	(5,838,660)	(6,829,627)
	30,812,001	38,774,595
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	7,821	7,879
I.V.A. Crédito fiscal	320,505	321,286
Impuesto a la ganancia Mínima Presunta	1,558,165	1,273,669
Beneficios promocionales a cobrar - Nota 5.c)	1,004,755	925,103
Otros	110,998	115,269
	3,002,244	2,643,206
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	919,770	926,583
Documentos a Cobrar - Anexo G	2,453,451	3,410,035
Intereses a Devengar - Anexo G	(312,767)	(469,490)
	3,060,454	3,867,128

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	30/06/2003	31/12/2002
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	4,137,533	5,307,147
En moneda extranjera - Anexo G	4,593,193	4,883,087
	8,730,726	10,190,234
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	376,263	468,278
Deudas fiscales	702,461	547,183
	1,078,724	1,015,461
Préstamos		
Financieros en monera local	3,872,842	4,948,206
Financieros en monera extranjera - Anexo G	4,879,570	4,509,748
	8,752,412	9,457,954
Otras		
Sociedad Art. 33 Ley 19.550 -Nota 8	497,657	1,304,812
Otras - Anexo G	144,957	154,602
	642,614	1,459,414
PASIVO NO CORRIENTE		
Deudas		
Préstamos		
Financieros en monera local	2,347,700	2,807,948
Financieros en monera extranjera - Anexo G	9,070,740	14,028,757
	11,418,440	16,836,705

OTROS INGRESOS Y EGRESOS	30/06/2003	30/06/2002
Diferencia de inventario	(890,743)	0
Otros	(363,653)	331,866
	(1,254,396)	331,866

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 30 de Junio de 2003 y 30 de Junio de 2002, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701 respectivamente.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

La composición del rubro por los períodos finalizados el 30 de Junio de 2003 y de 2002, fue la siguiente:

	2003		2002	
	Generados por		Generados por	
	Activos	Pasivos	Activos	Pasivos
	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia
Intereses	471,006	(934,535)	33,371	3,313,875
Diferencia de cambio	(960,027)	5,054,960	(2,161,532)	(23,971,041)
Resultado por tenencia				
- Bienes de cambio - Anexo F	(4,912,575)		27,944,979	
- Previsiones - Anexo E	678,849		(4,141,423)	
Resultado por exposición al cambio en el poder adquisitivo de la moneda	(260,408)	356,436	(6,424,444)	1,593,960
- Inversiones corrientes y créditos fiscales - Nota 5.c	86,455		(244,536)	
Subtotal	(4,896,700)	4,476,861	15,006,415	(19,063,206)
Total	(419,839)		(4,056,791)	

NOTA 5 – REGIMEN IMPOSITIVO

Por los bienes y actividades desarrolladas en la Provincia de Tierra del Fuego la Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO– Continuación

b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90 (valor histórico sin reexpresar), en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) (valor histórico sin reexpresar) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 (valor histórico sin reexpresar) a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente el 15%) y la tasa de estadística (equivalente al 3%): de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Períodos Finalizados el 30 de Junio de	
	2003	2002
Impuesto al Valor Agregado	5,449,972	6,339,831
Derechos aduaneros y tasa de estadística (montos aproximados)	3,691,634	3,121,938

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas desde la Pcia. de Tierra del Fuego al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640.

Los beneficios derivados de la presente nota no requieren para la sociedad el cumplimiento de compromisos adicionales, excepto la realización de las actividades pertinentes en Tierra del Fuego.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, si bien se dictaron resoluciones denegatorias en las etapas administrativas, los asesores legales de la Sociedad entienden que las operaciones se realizaron dentro del marco de la ley 19640 y por ende les corresponde la percepción de los reintegros que la normativa vigente prescribe. Dichas resoluciones denegatorias fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección de Legal y Técnica Aduanera a los efectos de producir dictamen.

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizaron el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 30 de Junio de 2003 y 2002, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	2003	2002
Volkswagen Argentina S.A.	56%	62%
Renault Argentina S.A.	17%	5%
General Motors Argentina.	10%	11%
Mercedez Benz	7%	6%
Peugeot Citroen Argentina S.A	7%	7%

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA - Continuación

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTA 7 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Capital

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso de los períodos finalizados el 30 de Junio de 2003 y 2002, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por (514.810) y (127.061) respectivamente. –

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMA S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.
Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550 - Continuación

Al 30 de Junio de 2003 y al 31 de Diciembre de 2002 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2003	2002
Anticipos a Proveedores – Corriente	0	49.476
Otras Deudas – Corrientes	(497.657)	0
Deudas Sociedades Art. 33 Ley 19.550 – Corrientes	0	(1.304.812)
TOTAL	(2.032.454)	(1.255.336)

NOTA 9 – RETENCION DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 10 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
37	21 de Febrero de 2003	01/07/02 al 28/08/02
38	21 de Febrero de 2003	28/08/02 al 30/09/02
39	11 de Marzo de 2003	01/10/02 al 22/11/02
40	11 de Marzo de 2003	23/11/02 al 31/12/02
41	6 de Mayo de 2003	01/01/03 al 28/02/03
42	1 de Julio de 2003	28/02/03 al 14/04/03
43	1 de Julio de 2003	14/04/03 al 30/05/03
44	23 de Julio de 2003	30/05/03 al 30/06/03

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 – ACONTECIMIENTOS ECONOMICOS SIGNIFICATIVOS RECIENTES

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA). Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

El Decreto N° 71/2002 del Poder Ejecutivo y la Comunicación "A" 3425 y sus modificatorias, del Banco Central de la República Argentina ("BCRA"), establecieron un mercado de cambios "oficial", básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro "libre" para el resto de las operaciones. La paridad del mercado "oficial" fue establecida en 1,40 por dólar y la cotización del mercado "libre" al cierre del primer día de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspendido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

Posteriormente, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar, y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de 1 peso por cada dólar, la pesificación de las tarifas de los servicios públicos anteriormente pactadas en dólares y su posterior renegociación caso por caso, la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses, la suspensión de los despidos sin justa causa que vencerá a principios de 2003 y la suspensión de las causales de disolución por pérdida del capital social y reducción obligatoria del mismo establecidas en la Ley de Sociedades Comerciales.

Cabe aclarar que en la elaboración de los estados contables la gerencia ha tenido especial consideración el espíritu de los Decretos 214/2002, 410/2002 y Resolución A3561 del BCRA (modificatoria de la A3507) en lo que se refiere a la moneda en la cual deben ser cancelados los pasivos en dólares estadounidenses. Sin embargo, las normas referidas generan diversas interpretaciones en cuanto al criterio de determinación de los pasivos que quedaron encuadrados en la pesificación de las deudas. En este sentido, a la fecha de emisión de los presentes estados contables la empresa se encuentra en la instrumentación final (firma de los acuerdos definitivos) de algunos contratos.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 - ACONTECIMIENTOS ECONOMICOS SIGNIFICATIVOS RECIENTES –Continuación

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores y considerando las expectativas del desenvolvimiento de las negociaciones con las entidades financieras, la Dirección de la sociedad ha decidido registrar una previsión para contingencias financieras por la suma de $ 164.000, la cual no debería diferir en forma significativa del resultado final esperado. Dicha contingencia ha sido registrada con cargo a los resultados del ejercicio 2002 e incluida en los Resultados financieros y por tenencia – intereses reales -, siendo su contrapartida las previsiones para contingencias del pasivo corriente.

Al mismo tiempo la Empresa y su controlada mantienen créditos fiscales, reintegros a cobrar y otros créditos contra el Estado por la suma de $ 8,3 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda, así como también de la generación de ingresos sujeto a impuestos, los cuales se encuentran afectados por el marco de incertidumbre del Mercado Argentino en general.

NOTA 12 – PRESTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

La Sociedad mantiene un préstamo bancario con el Citibank N.A. por la suma de U$S 840.000, a un plazo de 28 meses con pago de intereses conforme la tasa LIBOR más un 6% en forma mensual y con el Banco Francés BBVA por la suma de U$S 1.000.000 a pagar en 14 cuotas mensuales con un interés de tasa LIBOR a 30 días más 500bp. La contratación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Compañía, que en el caso del préstamo con el Citibank N.A., el que no puede superar la suma de U$S 25 millones. Por otra parte la Compañía se comprometió a no distribuir dividendos durante la vigencia del préstamo y a no realizar cancelaciones anuales al B.N.P. mayores al 25% del total de la deuda que la sociedad posee con dicha entidad al momento de la reestructuración. Asimismo, en otras líneas de crédito la Sociedad se encuentra asumiendo otros compromisos habituales en este tipo de reestructuración. En opinión de la Dirección, la Sociedad esta cumpliendo con los pactos de endeudamiento referidos anteriormente.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 13 – IMPUESTO A LAS GANANCIAS

La alícuota de impuesto a las ganancias aplicable no ha tenido variaciones en el período bajo consideración.

La conciliación de los gastos por impuesto a las ganancias aplicable a las ganancias por actividades operativas antes de impuesto a las ganancias a la alícuota legal con el gasto por impuesto a las ganancias a la alícuota efectiva de impuesto a las ganancias por el período finalizado el 30 de Junio de 2003 fue la siguiente:

	$
- Pérdida por actividades operativas antes de impuesto a las ganancias	(3,358,424)
A la alícuota legal de impuesto a las ganancias	1,175,449
- Variación de diferencias temporarias	
Previsión para desvalorización	(155,560)
Previsión para contingencias	43,157
Diferencia de cambio diferida	(82,866)
Otros	(8,258)
Subtotal	(203,527)
- Resultado no sujeto a impuesto	
Diferencias permanentes:	
Actividad Area Aduanera Especial	(1,354,251)
Resultado inversiones permanentes	132,212
Subtotal	(1,222,039)
Activo por Quebranto Impositivo recuperado	250,117
Impuesto a Resultados	0

NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 14 –UTILIDAD POR ACCION

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto del periodo asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante el mismo período. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la fecha de la emisión de la información y hasta la finalización de estos estados contables.

NOTA 15 –MODIFICACION DE RESULTADOS DE EJERCICIOS ANTERIORES

Durante el presente período y como consecuencia de la aplicación de las nuevas normas contables vigentes a partir del 1 de enero de 2003, tal como se indica en la nota 1b), la Sociedad ha registrado dicho impacto en los resultados acumulados al 31 de Diciembre de 2002.

El impacto total ascendió a S 1.928.327 pérdida y se relaciona en su mayoría con la valuación de los activos y pasivos financieros al valor actual neto del importe a cobrar o a pagar según corresponda y con el reconocimiento de débitos a proveedores.